PE
12-31-03

04025535

CD S.E.C.
APR 15 2004
1086

PROCESSED
APR 16 2004
THOMSON
FINANCIAL

Alexandria Real Estate Equities, Inc. (ARE:NYSE) is the first and only publicly-traded real estate operating company focused principally on the ownership, operation, management, acquisition, expansion and redevelopment and selective development of properties containing office/laboratory space. Alexandria is the Landlord of Choice to the Life Science Industry providing high-quality Labspace and services to the broad and diverse life science sector. Alexandria's national operating platform is based on the principle of clus

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ALEXANDRIA REAL ESTATE EQUITIES, INC.® TOTAL RETURN PERFORMANCE


ARE
NAREIT
RUSSELL 2000
S&P 500: 145.5%

Total return performance shown reflects the performance of
Alexandria Real Estate Equities, Inc., compared to NAREIT, S&P 500, and


ALEXANDRIA®



TRANSLATING DISCOVERIES FROM LABSPACE TO EVERYDAY HEALTHCARE CAN PROVIDE PATIENTS WITH SWIFTER ACCESS TO THE BENEFITS OF SCIENTIFIC DISCOVERY. THIS NEW "ROAD MAP" WILL "TRANSFORM THE WAY WE CONDUCT RESEARCH" AND "REVOLUTIONIZE THE PRACTICE OF MEDICINE."

ELIAS A. ZERHOUNI, DIRECTOR OF THE NATIONAL INSTITUTES OF HEALTH





LAB BENCH **EXPERIMENTS ARE CONDUCTED TOWARD THE DISCOVERY OF NEW THERAPIES**

DI WATER FILTRATION UNITS **PROVIDE HIGHLY PURIFIED DEIONIZED WATER FOR SPECIALIZED USE**



IONICS

LOW RPM CENTRIFUGE **SPINS DOWN SAMPLES TO SEPARATE COMPONENTS, SUCH AS PROTEINS**



max. 13200 rpm
F45-24-11
09583



HOT STIR PLATES **HEAT COMPOUNDS, WHILE MAGNETIC STIR BARS BLEND MATERIALS**



ROTARY EVAPORATOR **EVAPORATES SOLVENTS AND WATER FROM LIQUEFIED COMPOUNDS**

H.V.A.C. SYSTEM **CONTROLS WATER FLOW RATE ADJUSTMENTS FACILITY-WIDE**


CHILLED WATER SUPPLY
CHILLED WATER SUPPLY
CHILLED WATER RETURN
HEATING SUPPLY
HEATING RETURN
HEATING SUPPLY

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[illegible] new medicines with the poten-
[illegible] the treatment of asthma and other debilitating
[illegible].





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[illegible]

GENOMIC ANALYSIS AND DNA

SEQUENCING [illegible]

RESOLUTION [illegible]

ON AN [illegible] SCALE



DNA SEQUENCER LABORATORY **SEPARATES AND DETECTS FLUORESCENT LABELED DNA SEGMENTS**



THERMAL CYCLERS **DNA "COPY MACHINES"**



PLATE CRANE **MOVES MEDIA SAMPLE PLATES BETWEEN DEVICES**

TRANSMISSION ELECTRON MICROSCOPE **EXAMINES MATERIALS AT A NANO SCALE**


PHILIPS
TECNA



NANOTECHNOLOGY-ENABLED ADHESIVE **SILICON NANOWIRES SUSPEND A CUP OF WEIGHTS**

CLEAN ROOM **CONTAMINATION-FREE ENVIRONMENT FOR CREATING NANOSTRUCTURES**



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ALEXANDRIA.

TO FELLOW ALEXANDRIA REAL ESTATE EQUITIES, INC. OWNERS:

WE ARE VERY PROUD to be "The" Labspace® Company. Alexandria, Landlord of Choice to the Life Science Industry®, is the only publicly-traded real estate operating company principally focused on the office/laboratory niche, offering World Class Labspace for World Class Life Science®. With our truly unique road map for growth for all investor styles, we have succeeded in clearly distinguishing ourselves from the rest of our office REIT peer group. We have an enviable track record of consistency and predictability in our operations, growth, and earnings, and a coveted leadership position that we intend to maintain. Our continuing quality performance exemplifies Alexandria's understanding of our client tenants and their Labspace requirements, as well as demonstrates our superior ability to meet those requirements on time and on budget.

Alexandria creates and owns Labspace of enduring value using state-of-the-art design and build-outs, supported by a strong commitment to outstanding technical service. We have pioneered our unique niche focus on Labspace by providing exceptional quality environments in which important and relevant science is conducted. Alexandria satisfies the critically important needs of our highly discriminating life science constituency and, in doing so, maintains the singular position as "The" Labspace Company.

Alexandria's values provide an unchanging ethical and moral compass that guides the actions of everyone in the company, to the benefit of our shareholders, client tenants, employees and business relationships. Our brand is a powerful, relevant, important and impactful symbol to our distinctive life science market niche. Alexandria's solid core growth and earnings visibility have continued to positively differentiate us. We are immensely proud that Alexandria has generated a compounded annual growth rate since our initial public offering ("IPO") on May 28, 1997 through December 31, 2003, of approximately 23.5% (assuming reinvestment of all dividends), exceeding all benchmarks by a large margin. From the time of our IPO through December 31, 2003, Alexandria has increased shareholder value of common equity by approximately $800 million. These are truly astounding accomplishments achieved in spite of challenging and varying economic cycles. All of us at Alexandria are very pleased with our significant achievements during 2003, and throughout the nearly seven years that we have been a public company.

Our mission is clear, our expertise and experience unparalleled, and our highly focused strategy carefully crafted and executed. During 2003, and continuously every quarter since our IPO, we have reported consistent, stable and solid growth in funds from operations per share (diluted). This growth has been driven by the successful day-to-day execution of our differentiated strategy, unique multifaceted business model and strategic operating platform focused on the key life science cluster markets and participants. During 2003, we continued to maintain a well-balanced client tenant base representing a broad and diverse cross section of the life science industry. The average lease duration of our top 20 client tenants is approximately eight years. The strength and diversity of our client tenants, coupled with their average lease durations, provide Alexandria with reliable and consistent cash flow. In addition, our Life Science Properties℠ are well-balanced and diversified geographically with markets strategically located in major life science clusters along the east and west coasts. The combined strengths of Alexandria's unique road map should enable continued growth during both prosperous and difficult economic environments.

Our total shareholder return (assuming reinvestment of all dividends) from our IPO through December 31, 2003, approximated 403%, significantly outperforming the NAREIT Index, which increased approximately 194%; the Russell 2000 Index, which increased approximately [illegible]; and the S&P 500 Index, which increased approximately [illegible]

During 2003, we raised our quarterly cash dividend on three separate occasions, representing a cumulative increase in our cash dividend per common share of 16%. These increases reflect our policy to seek managed growth in dividends while retaining a significant level of free cash flow. During 2003, we generated free cash flow (funds from operations less straight-line rent adjustments, capital expenditures and dividends on common stock) in excess of $30 million, providing substantial funding for our core organic growth. Additionally, our dividend payout ratio remains among the industry's lowest at approximately 52% for the year ended December 31, 2003. This will provide both near-term and long-term opportunities for increases in dividends to our fellow shareholders.

We believe that our performance has been consistently strong during substantially varying business cycles. Our growth has been accomplished without compromising our strong and flexible capital base. We take pride in the achievement of these significant milestones and in our quest to continually create and increase shareholder value.

THE LIFE SCIENCE INDUSTRY New treatments and products are not only achieving breakthroughs in the lab, they are making growing contributions to our economy, our homeland and national defense, and helping us to live better, healthier, and safer lives. In 2003, the National Institutes of Health ("NIH") instituted aggressive initiatives with the goal of accelerating medical discovery to ensure that the science being conducted in labspace translates directly into the overall enhancement of human health. The NIH Roadmap immediately addresses the need for increased speed with which knowledge from the lab is applied to the development of new and effective prevention strategies, diagnositics and treatments. The innovations resulting from a direct response to emerging needs, ultimately, transfer to the benefit of health care providers, and, in turn, to the public.

The life science industry will advance the frontiers of medical science by continuing to more rapidly develop new life-saving, cost-effective medicines, vaccines, and other therapies to predict, prevent, diagnose, treat and cure disease. New discoveries will be made which will enable patients to lead longer, healthier, happier and more productive lives. We are comfortable with the sustainability of life science industry research and its economic drivers, and are optimistic about its future space requirements. It is important to note that the life science industry is becoming an increasingly significant component and beneficiary of our country's critical bioterrorism research and development programs.

It is estimated that pharmaceutical research and development expenditures exceeded approximately $33 billion in 2003, an increase over the previous year. Biotechnology related research spending exceeded $20 billion in 2002. The budget for the National Institutes of Health has doubled between 1998 and 2003, and is expected to approximate $28 billion in 2004. Separate life science related governmental expenditures, including the National Science Foundation, approximated $6 billion in fiscal year 2003. In addition, newly proposed governmental legislation should provide approximately $2.5 billion in the short term and a much larger, permanent, indefinite funding authority for research and procurement of defensive agents to chemical, biological and radiological weapons.

In 2003, the Food and Drug Administration made significant progress in implementing innovative, industry-friendly policies designed to improve efficiency and speed in the drug review process.



In December 2003, the Medicare modernization and drug coverage legislation was signed into law. Its six core principles for expanding coverage were incorporated into the law, as well as partial reversals to recent reimbursement cuts to dozens of important medicines.

OPERATIONAL REVIEW AND FINANCIAL HIGHLIGHTS Our full-year growth in GAAP net operating income for our static pool of "same properties" approximated 1.8%, and cash net operating income for these properties grew by approximately 3.0%. These internal growth metrics represent broad-based solid performance in our markets. Contributing to this growth is the fact that approximately 93% of our leases have annual rental rate increases, generally with minimum annual increases approximating 3 to 3.5%. Rental rate increases on the rollover of leases in our portfolio approximated 6%, driving our internal core growth. During 2003, Alexandria signed a total of 66 leases for approximately 785,000 square feet of space, averaging consistent rental rate increases. As of December 31, 2003, we also reported total occupancy of approximately 93.9%, excluding our properties under redevelopment.

At year-end, we had ten properties in our value creation redevelopment pipeline, comprising a total of approximately 359,000 square feet that we are redeveloping. We have also identified approximately 411,000 square feet of additional redevelopment opportunities embedded in our existing portfolio. In a very cost-conscious environment, we have continued to focus on effectively controlling the costs of our operations and have continued to maintain strong operating margins, which approximated a very healthy 79% during 2003, and have maintained strong year-end interest and fixed charge coverage ratios of 4.08 and 3.30, respectively.

In addition, at year-end, we had a development land bank together with expansion opportunities embedded in our portfolio approximating 1,387,000 square feet. During 2003, we also benefited from external growth with the closing of approximately $52 million in acquisitions, adding approximately 263,000 square feet to our portfolio. Our external growth strategies, once again, remained highly selective and focused on our key life science cluster markets as we continued to expand and strengthen our strategic franchise.

During 2003, we sold three properties at a net gain of approximately $8.3 million. These sales reflect our program to critically evaluate the strategic value of all of our properties on an ongoing basis, and sell selected properties when appropriate, so that the resulting capital may be prudently recycled. These sales provided more than $42 million in recycled capital to be put to work on more strategic opportunities for growth in 2004 and beyond.

We continued to execute our strategy of maintaining a strong, conservative, flexible and transparent capital structure. We have experienced solid growth while steadfastly maintaining balance sheet strength and flexibility. Funds From Operations ("FFO") for the year 2003 was approximately $81.4 million on revenues of approximately $160.6 million. Our debt to total market capitalization at year-end approximated 37%.

OPERATION OUTREACH Alexandria is proud to have initiated its Operation Outreach program in 2003. Our goal was to reach out to the families of deployed soldiers (preferably National Guard or Reserve personnel who were activated and



deployed) that faced significant challenges and had significant needs. The hardships some of these families face as their loved ones serve in the United States military overseas can be overwhelming. Their needs have been as diverse as their geographic locations. We were recently able to purchase a wheelchair-accessible van for the family of a sergeant serving out of the state of Washington. As a single parent providing for the needs of his three children, one of whom is severely disabled, he diligently serves the United States despite personal and financial setbacks. Another family, located in California, was in great need of a new roof for their home, and still another, based in North Carolina, faced possible eviction after falling behind five months in rent. The daily challenges and triumphs of these families are remarkable, and it has been our privilege to work closely with them during this dangerous, highly stressful and difficult time in an effort to assist in an impactful manner

These service personnel and their families have been a source of inspiration for our entire organization, particularly for those that have been personally involved in delivering assistance to them in the specific regions where they are located. As we continue with Operation Outreach during 2004, we want to recognize and thank everyone who contributed to this noble and rewarding undertaking.

THE FUTURE While our performance during 2003 was excellent by any financial metric, the most significant learning gleaned from our results was that our core organic growth, our unique road map for growth, remains the bedrock of our performance. Alexandria has consistently demonstrated that, despite difficult economic and business conditions, we can continue to grow our unique life science industry focused business. We are positioned at the leading edge of life science innovation, and as beneficiaries of this industry, we will continue to successfully execute our unique niche strategy and as a result, deliver sustainable and meaningful growth which positively impacts overall quality of life.

Our unparalleled and unique business model and brand, together with the multi-faceted growth strategies that we have implemented, give Alexandria a clear and sustainable competitive advantage that will enable us to achieve continued success.

The quality of our Labspace has earned the faith and trust of our life science industry constituency. So too, the integrity of our business goals, beliefs, practices and principles have earned the faith and trust of our shareholders, client tenants, employees and business relationships. We are an efficient and cost-conscious business culture managed by a team that possesses highly focused expertise, experience, strength and depth. Our human capital base is important and significant. We thank our entire team for their outstanding collective accomplishments during 2003.

In closing, we thank our shareholders for choosing to invest in Alexandria, our client tenants for choosing to work with us, and our people for leading our outstanding performance. We will strive to continue to build the company's long-term value on your behalf.

Joel S. Marcus

Joel S. Marcus Chief Executive Officer

J M Sudarsky

Jerry M. Sudarsky Chairman of the Board

CUMULATIVE SHAREHOLDER VALUE CREATED

2003 $794.7

DOLLARS IN MILLIONS ON DECEMBER 31

Cumulative Shareholder Value Created represents the increase in equity value of common shares ([illegible] million) plus cumulative dividends paid on common [illegible]

The following table should be read in conjunction with our consolidated financial statements and notes thereto appearing elsewhere in this report.

Year Ended December 31, (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)	2003	2002	2001	2000	1999
Operating Data:					
Total revenue	**$ 160,558**	$ 142,271	$ 120,861	$ 100,122	$ 79,533
Total expenses	**112,054**	104,000	93,279	76,685	60,030
Income from continuing operations	**48,504**	38,271	27,582	23,437	19,503
Income from discontinued operations, net	**11,139**	1,761	2,695	2,572	2,550
Net income	**$ 59,643**	$ 40,032	$ 30,277	$ 26,009	$ 22,053
Dividends on preferred stock	**8,898**	8,579	3,666	3,666	2,036
Net income available to common stockholders	**$ 50,745**	$ 31,453	$ 26,611	$ 22,343	$ 20,017
Basic income per common share:					
Income from continuing operations	**$ 2.55**	$ 2.18	$ 1.73	$ 1.62	$ 1.44
Income from discontinued operations, net	**$ 0.59**	$ 0.10	$ 0.17	$ 0.18	$ 0.19
Net income	**$ 3.14**	$ 2.28	$ 1.90	$ 1.80	$ 1.63
Net income available to common stockholders	**$ 2.67**	$ 1.79	$ 1.67	$ 1.55	$ 1.48
Diluted income per common share:					
Income from continuing operations	**$ 2.52**	$ 2.14	$ 1.70	$ 1.59	$ 1.43
Income from discontinued operations, net	**$ 0.58**	$ 0.10	$ 0.17	$ 0.17	$ 0.19
Net income	**$ 3.10**	$ 2.24	$ 1.87	$ 1.77	$ 1.61
Net income available to common stockholders	**$ 2.64**	$ 1.76	$ 1.64	$ 1.52	$ 1.46
Weighted average shares of common stock outstanding					
Basic	**18,993,856**	17,594,228	15,953,459	14,460,711	13,525,840
Diluted	**19,247,790**	17,859,787	16,208,178	14,699,478	13,670,568
Cash dividends declared per share of common stock	**$ 2.20**	$ 2.00	$ 1.84	$ 1.72	$ 1.69

Year Ended December 31,	2003	2002	2001	2000	1999
Balance Sheet Data (at year end):					
Rental properties - net of accumulated depreciation	**$ 982,297**	$ 976,422	$ 796,626	$ 679,653	$ 554,706
Total assets	**$ 1,272,577**	$ 1,159,243	$ 962,146	$ 780,984	$ 643,118
Secured notes payable, unsecured line of credit and unsecured term loan	**$ 709,007**	$ 614,878	$ 573,161	$ 431,256	$ 350,512
Total liabilities	**$ 765,442**	$ 673,390	$ 629,508	$ 461,832	$ 380,535
Stockholders' equity	**$ 507,135**	$ 485,853	$ 332,638	$ 319,152	$ 262,583
Other Data:					
Net income	**$ 59,643**	$ 40,032	$ 30,277	$ 26,009	$ 22,053
Add:					
Depreciation and amortization [1]	**38,901**	34,071	30,578	24,251	18,532
Impairment on investments	-	2,545	-	-	-
Subtract:					
Dividends on preferred stock	**(8,898)**	(8,579)	(3,666)	(3,666)	(2,036)
Net gain on sales of property [2]	**(8,286)**	-	-	-	-
Funds from operations [3]	**$ 81,360**	$ 68,069	$ 57,189	$ 46,594	$ 38,549
Cash flows from operating activities	**$ 74,847**	$ 67,050	$ 60,340	$ 32,931	$ 46,011
Cash flows from investing activities	**$ (139,810)**	$ (227,840)	$ (192,179)	$ (132,480)	$ (113,549)
Cash flows from financing activities	**$ 66,158**	$ 162,204	$ 131,439	$ 98,879	$ 69,430
Number of properties owned at year end	**89**	89	83	76	59
Rentable square feet of properties owned at year end	**5,668,895**	5,739,987	5,312,910	4,859,820	4,030,083
Occupancy of properties owned at year end	**88%**	89%	89%	91%	92%
Occupancy of properties owned at year end, excluding properties under redevelopment	**94%**	96%	99%	98%	96%

(1) Includes depreciation and amortization on assets "held for sale" reflected as discontinued operations (for the periods prior to when such assets were designated as "held for sale").

(2) Net gain on sales of property relates to the disposition of a property in the Suburban Washington D.C. market during the quarter ended December 31, 2003, the disposition of a property in the Eastern Massachusetts market during the quarter ended September 30, 2003 and the disposition of a property in the San Francisco Bay market during the quarter ended March 31, 2003. Net gain on sales of property is included on the income statement in income from discontinued operations.

(3) GAAP basis accounting for real estate assets utilizes historical cost accounting and assumes real estate values diminish over time. In an effort to overcome the miscorrelation between real estate values and historical cost accounting for real estate assets, the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT") established the measurement tool of funds from operations ("FFO"). Since its introduction, FFO has become a widely used non-GAAP financial measure by REITs. We believe that FFO is helpful to investors as an additional measure of the performance of an equity REIT. We compute FFO in accordance with standards established by the Board of Governors of NAREIT in its April 2002 White Paper (the "White Paper") and related implementation guidance, which may differ from the methodology for calculating FFO utilized by other equity REITs, and, accordingly, may not be comparable to such other REITs. In 2003, NAREIT issued guidance which modifies the calculation of FFO for both past and future periods. In accordance with NAREIT's revised guidance, we now include losses from early extinguishment of debt and real estate impairment charges in our calculation of FFO. As such, the reported amounts of FFO for the year ended December 31, 2002 have been modified from those previously reported. The White Paper defines FFO as net income (loss) (computed in accordance with GAAP), excluding gains (or losses) from sales, plus real estate depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures. While FFO is a relevant and widely used measure of operating performance for REITs, it should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of financial performance, or to cash flows from operating activities (determined in accordance with GAAP) as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to make distributions. We believe that net income is the most directly comparable GAAP financial measure to FFO. For a more detailed discussion of FFO, see "Management's Discussion and Analysis of Financial Condition and Results of Operations - Funds from Operations."

The terms "we", "our", "ours" and "us" as used in this report refer to Alexandria Real Estate Equities, Inc. and its subsidiaries. The following discussion should be read in conjunction with our *consolidated financial statements and notes thereto appearing elsewhere in this report.*

OVERVIEW

We are a publicly-traded real estate operating company focused principally on the ownership, operation, management, acquisition, expansion and selective redevelopment and development of high quality, strategically located properties containing a combination of office and laboratory space leased principally to tenants in the life science industry. *We refer to these properties as "life science facilities".*

In 2003, we:

- Acquired four properties with an aggregate of approximately 263,000 rentable square feet.
- Expanded our unsecured line of credit from $425 million to $440 million and extended its term to November 2006, which may be further extended at our sole option for an additional one-year period.
- Obtained an unsecured term loan for $150 million that is due November 2008.
- Sold three properties with an aggregate of approximately 289,000 rentable square feet.

Our primary source of revenue is rental income and tenant recoveries from leases at the properties we own. Of the 89 properties we owned as of December 31, 2003, four were acquired in 1994, nine in 1996, nine in 1997, 27 in 1998, six in 1999, 11 in 2000, five in 2001, four in 2002 and four in 2003. In addition, we completed the development of one property in 1999, five properties in 2000 (together with the 11 properties acquired in 2000, the "2000 Properties"), two properties in 2001 (together with the five properties acquired in 2001, the "2001 Properties") and two properties in 2002 (together with the four properties acquired in 2002, the "2002 Properties"). As a result of these acquisition and development activities, as well as our ongoing leasing and redevelopment activities, there have been significant increases in total revenues and expenses, including significant increases in total revenues and expenses for 2003 as compared to 2002, and for 2002 as compared to 2001.

CRITICAL ACCOUNTING POLICIES

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). Our significant accounting policies are described in the notes to our consolidated financial statements. The preparation of these financial statements in conformity with GAAP requires us to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. We base these estimates, judgments and assumptions on historical experience and on various other factors that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

REIT Compliance

We have elected to be taxed as a real estate investment trust ("REIT") under the Internal Revenue Code. Qualification as a REIT involves the application of highly technical and complex provisions of the Internal Revenue Code to our operations and financial results and the determination of various factual matters and circumstances not entirely within our control. We believe that our current organization and method of operation comply with the rules and regulations promulgated under the Internal Revenue Code to enable us to qualify, and continue to qualify, as a REIT. However, it is possible that we have been organized or have operated in a manner that would not allow us to qualify as a REIT, or that our future operations could cause us to fail to qualify.

If we fail to qualify as a REIT in any taxable year, then we will be required to pay federal income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. If we lose our REIT status, then our net earnings available for investment or distribution to stockholders would be significantly reduced for each of the years involved and we would no longer be required to make distributions to our stockholders.

Rental Properties and Properties Under Development

In accordance with Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS 141"), we perform the following procedures when making an allocation of the purchase price of real estate: 1) estimate the value of the real estate as of the acquisition date on an "as if vacant" basis, 2) allocate the "as if vacant" value among land, land improvements, buildings, building improvements, tenant improvements and equipment, 3) calculate the value of the intangibles as the difference between the "as if vacant" value and the purchase price, and 4) allocate the intangible value to above, below and at market leases, origination costs associated with in-place leases, tenant relationships and other intangible assets.

The values allocated to land improvements, buildings, building improvements, tenant improvements and equipment are depreciated on a straight-line basis using an estimated life of 20 years for land improvements, 40 years for buildings and building improvements, the respective lease term for tenant improvements and the estimated useful life of equipment. The values of above and below market leases are amortized over the life of the related lease and recorded as either an increase (for below market leases) or a decrease (for above market leases) to rental income. The values of at-market leases and origination costs are classified as leasing costs, included in other assets on our balance sheets and amortized over the remaining life of the lease. The values of other intangible assets are amortized over the estimated useful life.

Rental properties and properties under development are individually evaluated for impairment when conditions exist which may indicate that it is probable that the sum of expected future undiscounted cash flows is less than its carrying amount. Upon determination that an impairment has occurred, a write-down is recorded to reduce the carrying amount of the property to its estimated fair value.

Capitalization of Costs

We capitalize direct construction and development costs, including predevelopment costs, interest, property taxes, insurance and indirect project costs, including payroll and other costs directly associated with the acquisition, development or construction of a project. Payroll costs not related to the construction, development or redevelopment of a project, or acquisition of a property that will be classified as operating at the date of acquisition, are expensed as incurred. Costs incurred after a project is substantially complete and ready for its intended use are expensed as incurred. Costs previously capitalized related to abandoned acquisition or development opportunities are written-off. Should development activity cease, a portion of interest, property taxes, insurance and certain costs would no longer be eligible for capitalization, and would be expensed as incurred.

We also capitalize costs directly related and essential to our leasing activites, including broker fees and certain costs related to our leasing personnel. These costs are amortized on a straight-line basis over the terms of the related leases. Costs previously capitalized related to unsuccessful leasing opportunities are written-off.

Accounting for Investments

We hold equity investments in certain publicly-traded companies and privately held entities primarily involved in the life science industry. All of our investments in publicly-traded companies are considered "available for sale" under the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"), and are recorded at fair value. Fair value has been determined by the closing trading price at the balance sheet date, with unrealized gains and losses shown as a separate component of stockholders' equity. The classification of investments under SFAS 115 is determined at the time each investment is made, and such determination is reevaluated at each balance sheet date. The cost of investments sold is determined by the specific identification method, with realized gains and losses included in other income.

Investments in privately held entities are generally accounted for under the cost method because we do not influence any operating or financial policies of the entities in which we invest. Certain investments are accounted for under the equity method of accounting under the provisions of Accounting Principles Board Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock" ("APB 18") and Emerging Issues Task Force ("EITF") Topic D-46, "Accounting for Limited Partnership Investments." Pursuant to APB 18, the equity method of accounting should be used when an investor has "the ability to exercise significant influence over operating and financial policies of an investee even though the investor holds 50% or less of the voting stock." EITF Topic D-46 further clarifies the Securities and Exchange Commission's position on the accounting for limited partnerships and provides that the equity method of accounting be used unless the investor's interest "is so minor that the limited partner may have virtually no influence over partnership operating and financial policies." Under the equity method of accounting, we record our investment initially at cost and adjust the carrying amount of the investment to recognize our share of the earnings or losses of the investee subsequent to the date of our investment.

For all of our investments, if a decline in the fair value of an investment below its carrying value is determined to be other than temporary, such investment is written down to its estimated fair value with a non-cash charge to current earnings.

The factors that we consider in making these assessments include, but are not limited to, market prices, market conditions, prospects for favorable or unfavorable clinical trial results, new product initiatives and new collaborative agreements.

Interest Rate Swap Agreements

We utilize interest rate swap agreements to hedge a portion of our exposure to variable interest rates associated with our unsecured line of credit and unsecured term loan. These agreements involve an exchange of fixed and floating interest payments without the exchange of the underlying principal amount. Interest received under all of our swap agreements is based on the one-month LIBOR rate. The net difference between the interest paid and the interest received is reflected as an adjustment to interest expense.

We reflect our interest rate swap agreements on the balance sheet at their estimated fair values. We use a variety of methods and assumptions based on market conditions and risks existing at each balance sheet date to determine the fair values of our interest rate swap agreements. These methods of assessing fair value result in a general approximation of value, and such value may never be realized.

All of our interest rate swap agreements meet the criteria to be deemed "highly effective" under Statement of Financial Accounting Standards No. 133 in reducing our exposure to variable interest rates. Accordingly, we have categorized these instruments as cash flow hedges. While we intend to continue to meet the conditions for such hedge accounting, if hedges did not qualify as "highly effective," the changes in the fair value of the derivatives used as hedges would be reflected in earnings.

We do not believe we are exposed to more than a nominal amount of credit risk in our interest rate swap agreements as our counterparties are established, well-capitalized financial institutions.

Recognition of Rental Income

Rental income from leases with scheduled rent increases, free rent and other rent adjustments are recognized on a straight-line basis over the respective lease terms. We maintain an allowance for estimated losses that may result from the inability of our tenants to make required payments. If a tenant fails to make contractual payments beyond any allowance, we may recognize additional bad debt expense in future periods equal to the amount of unpaid rent and deferred rent.

Discontinued Operations

The determination of whether a property qualifies as an asset "held for sale" and should be classified as discontinued operations requires an evaluation of certain criteria, some of which require the use of judgment. A property is classified as "held for sale" when all of the following criteria for a plan of sale have been met: 1) management, having the authority to approve the action, commits to a plan to sell the property, 2) the property is available for immediate sale in its present condition, subject only to the terms that are usual and customary, 3) an active program to locate a buyer, and other actions required to complete the plan to sell, have been initiated, 4) the sale of the property is probable and is expected to be completed within one year, 5) the property is being actively marketed for sale at a price that is reasonable in relation to its current fair value, and 6) actions necessary to complete the plan of sale indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. When all of these criteria have been met, the property is classified as "held for sale" and its operations are classified as discontinued operations in our consolidated statements of income. When a property is designated as "held for sale," amounts for all prior periods presented are reclassified from continuing operations to discontinued operations. A loss is recognized for any initial adjustment of the asset's carrying amount to fair value less costs to sell in the period the asset qualifies as "held for sale." Depreciation of assets is discontinued commencing on the date they are designated as "held for sale."

RESULTS OF OPERATIONS

Comparison of the Year Ended December 31, 2003 to the Year Ended December 31, 2002

Rental revenue increased by $14.7 million, or 13%, to $126.4 million for 2003 compared to $111.7 million for 2002. The increase resulted primarily from the 2002 Properties being owned for a full year and the addition of the 2003 Properties. Rental revenue from properties operating for a full year during 2003 and 2002 (the "2003 Same Properties") increased by $1.7 million, or 2.1%, due to increases in rental rates and offset by a slight decrease in occupancy. The average occupancy level of the 2003 Same Properties was 96.7% as of December 31, 2003, compared to 97.2% as of December 31, 2002.

Tenant recoveries increased by $3.1 million, or 11%, to $32.1 million for 2003 compared to $29.0 million for 2002. The increase resulted primarily from the 2002 Properties being owned for a full year and the addition of the 2003 Properties. Tenant recoveries for the 2003 Same Properties increased by $659,000, or 2.9%, primarily due to increases in certain recoverable operating expenses.

Other income increased by $511,000, or 33%, to $2.1 million for 2003 compared to $1.6 million for 2002, primarily due to an increase in realized gains on investments and from a general increase in miscellaneous sources of income.

Rental operating expenses increased by $3.7 million, or 13%, to $32.8 million for 2003 compared to $29.1 million for 2002. The increase resulted primarily from the 2002 Properties being owned for a full year and the addition of the 2003 Properties. Operating expenses for the 2003 Same Properties increased by $871,000, or 4.1%, primarily due to an increase in property insurance and property taxes (substantially all of which are recoverable from our tenants through tenant recoveries).

General and administrative expenses increased by $775,000, or 6%, to $14.2 million for 2003 compared to $13.4 million for 2002, mainly due to general increases in administrative costs, primarily payroll and related expenses.

Interest expense increased by $1.4 million, or 6%, to $26.4 million for 2003 compared to $25.0 million for 2002. The increase resulted primarily from an increase in indebtedness on our unsecured line of credit, unsecured term loan and secured notes payable. These borrowings were utilized to finance the acquisition of the 2002 and 2003 Properties and the development and redevelopment of properties. The increase in interest expense was partially offset by a decrease in the floating interest rate on our unsecured line of credit and unsecured term loan. The weighted average effective interest rate on our borrowings (not including the effect of swap agreements) decreased from 3.07% as of December 31, 2002 to 2.64% as of December 31, 2003. We have entered into certain swap agreements to hedge a portion of exposure to variable interest rates with our unsecured line of credit and unsecured term loan (see "Liquidity and Capital Resources – Unsecured Line of Credit and Unsecured Term Loan").

Depreciation and amortization increased by $5.7 million, or 17%, to $38.6 million for 2003 compared to $32.9 million for 2002. The increase resulted primarily from depreciation associated with the 2002 Properties being owned for a full year and the addition of the 2003 Properties.

Income from discontinued operations of $11.1 million for 2003 reflects the results of operations of one property that was designated as "held for sale" as of December 31, 2003 and three properties that were sold during 2003. In the fourth quarter of 2003, we sold one property in the Suburban Washington D.C. market. In the third quarter of 2003, we sold one property in the Eastern Massachusetts market. In the first quarter of 2003, we sold one property in the San Francisco Bay market. In connection with these sales, we recorded a net gain of approximately $8.3 million during 2003.

Comparison of the Year Ended December 31, 2002 to the Year Ended December 31, 2001

Rental revenue increased by $18.1 million, or 19%, to $111.7 million for 2002 compared to $93.6 million for 2001. The increase resulted primarily from the 2001 Properties being owned for a full year and the addition of the 2002 Properties. Rental revenue from properties operating for a full year during 2002 and 2001 (the "2002 Same Properties") increased by $2.7 million, or 3.7%, due to increases in rental rates and offset by a slight decrease in occupancy. The average occupancy level of the 2002 Same Properties was 97.6% as of December 31, 2002, compared to 98.2% as of December 31, 2001.

Tenant recoveries increased by $4.9 million, or 20%, to $29.0 million for 2002 compared to $24.1 million for 2001. The increase resulted primarily from the 2001 Properties being owned for a full year and the addition of the 2002 Properties. Tenant recoveries for the 2002 Same Properties increased by $915,000, or 4.6%, generally due to an increase in certain recoverable operating expenses.

Other income decreased by $1.6 million, or 50%, to $1.6 million for 2002 compared to $3.1 million for 2001, primarily due to a decrease in interest income resulting from a decline in interest rates, the repayment of a $6 million secured note receivable in 2002 and a decrease in realized gains on investments.

Rental operating expenses increased by $4.5 million, or 18%, to $29.1 million for 2002 compared to $24.7 million for 2001. The increase resulted primarily from the 2001 Properties being owned for a full year and the addition of the 2002 Properties. Operating expenses for the 2002 Same Properties increased by $1.2 million, or 6.4%, primarily due to an increase in property insurance and property taxes (substantially all of which are recoverable from our tenants through tenant recoveries).

General and administrative expenses increased by $1.7 million, or 15%, to $13.4 million for 2002 compared to $11.7 million for 2001 due to the continued increase in the scope of our operations. From January 1, 2001 to December 31, 2002, we expanded our scope of operations to include an additional 13 properties containing approximately 880,000 rentable square feet for a total of 89 properties located in nine states with approximately 5.7 million rentable square feet as of December 31, 2002. To assist in managing this increase in the size of the operating portfolio, we added personnel and offices in certain of the markets where we have properties.

Interest expense decreased by $2.7 million, or 10%, to $25.0 million for 2002 compared to $27.7 million for 2001. The decrease resulted primarily from a reduction in the floating interest rate on our unsecured line of credit. The weighted average interest rate on our borrowings (not including the effect of swap agreements) decreased from 3.92% as of December 31, 2001 to 3.07% as of December 31, 2002. We have entered into certain swap agreements to hedge a portion of our borrowings at variable interest rates (see "Liquidity and Capital Resources – Unsecured Line of Credit and Unsecured Term Loan"). The decrease in interest expense caused by this factor was partially offset by an increase in indebtedness incurred to acquire the 2001 and 2002 Properties and indebtedness incurred to finance the development and redevelopment of properties.

Depreciation and amortization increased by $3.6 million, or 12%, to $32.9 million for 2002 compared to $29.3 million for 2001. The increase resulted primarily from depreciation associated with the 2001 Properties being owned for a full year and the addition of the 2002 Properties.

During 2002, we recognized a non-cash impairment charge of $2.5 million associated with a decline in the value of certain investments below their carrying value determined to be other than temporary.

Loss on early extinguishment of debt of $1.0 million was incurred as the result of the early retirement of a $7.2 million secured loan in connection with a refinancing of an asset. This loss is related to prepayment penalties and the write-off of loan costs. In 2002, this loss was classified as an extraordinary item as previously required under SFAS 4, "Reporting Gains and Losses from Extinguishment of Debt." In 2003, pursuant to SFAS 145, "Rescission of FASB Statement No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections," we reclassified the 2002 loss on early extinguishment of debt to continuing operations.

Income from discontinued operations decreased by $934,000, or 35%, to $1.8 million for 2002 compared to $2.7 million for 2001. Income from discontinued operations reflects the results of operations of four properties that have been designated as "held for sale." In connection with these prospective sales, we recorded a non-cash impairment charge of $1,150,000 related to a property in the San Francisco Bay market which cannot be redeveloped pursuant to its original strategic objectives. This charge has been included in income from discontinued operations for 2002.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows

Net cash provided by operating activities for 2003 increased by $7.8 million to $74.8 million compared to $67.1 million for 2002. The increase resulted primarily from increases in cash flows from our portfolio of operating properties, partially offset by the net gain on sales of property.

Net cash used in investing activities decreased by $88.0 million to $139.8 million for 2003 compared to $227.8 million for 2002. This decrease was primarily due to proceeds from the sales of rental properties and a lower level of property acquisitions in 2003.

Net cash provided by financing activities decreased by $96.0 million to $66.2 million for 2003 compared to $162.2 million for 2002. Cash provided by financing activities decreased primarily due to the net proceeds from our common stock and preferred stock offerings in 2002, partially offset by net proceeds from our unsecured line of credit and unsecured term loan and from secured notes payable.

Off-Balance Sheet Arrangements

As of December 31, 2003, we have no off-balance sheet arrangements.

Contractual Obligations and Commitments

Contractual obligations as of December 31, 2003, consists of the following (dollars in thousands):

		PAYMENTS BY PERIOD			
	Total	2004	2005-2006	2007-2008	Thereafter
Secured notes payable(1)	**$ 319,755**	$ 9,415	$ 53,941	$ 52,982	$ 203,417
Ground lease obligations	**65,420**	1,666	3,529	3,631	56,594
Other obligations	**737**	495	242	-	-
Total	**$ 385,912**	$ 11,576	$ 57,712	$ 56,613	$ 260,011

(1) Excludes unamortized premium of $252,000 as of December 31, 2003.

Secured notes payable as of December 31, 2003 includes 16 notes secured by 39 properties.

Ground lease obligations as of December 31, 2003 include leases at six of our properties and one land development parcel. These lease obligations have remaining lease terms of 29 to 51 years, exclusive of extension options.

In addition to the above, we were committed under the terms of construction contracts to complete the construction of properties under development at a remaining aggregate cost of $11.7 million.

As of December 31, 2003, we were also committed to fund approximately $12.5 million for the construction of building infrastructure improvements under the terms of leases and/or construction contracts and approximately $19.5 million for certain investments.

Tenant Security Deposits and Other Restricted Cash

Tenant security deposits and other restricted cash consists of the following (in thousands):

As of December 31,	**2003**	2002
Funds held in trust under the terms of certain secured notes payable	**$ 8,665**	$ 5,692
Security deposit funds based on the terms of certain lease agreements	**2,029**	1,967
Other funds held in escrow	**363**	361
	$ 11,057	$ 8,020

Secured Debt

Secured debt as of December 31, 2003, consists of the following (dollars in thousands):

Collateral	Balance at December 31, 2003	Stated Interest Rate	Maturity Date
Lexington, MA	$ 3,342	8.45%	August 2004
San Francisco, CA (two properties)	22,520	LIBOR + 1.70%	[1] January 2005
Worcester, MA	[2] 9,735	8.75%	January 2006
Durham, NC (two properties)	11,880	8.68%	December 2006
Gaithersburg, MD (three properties)	9,700	8.25%	August 2007
Chantilly, VA and Seattle, WA	34,410	7.22%	May 2008
San Diego, CA (four properties)	40,225	6.95%	July 2009
Worcester, MA and San Diego, CA	18,396	8.71%	January 2010
Gaithersburg, MD (two properties)	24,131	8.33%	November 2010
San Diego, CA (six properties)	23,633	7.75%	July 2011
Gaithersburg, MD (three properties)	27,778	7.40%	January 2012
Alameda, CA (three properties) and San Diego, CA	33,564	6.21%	March 2013
Rockville, MD (two properties) and Beltsville, MD	29,898	6.36%	September 2013
Alameda, CA	2,138	7.165%	January 2014
Seattle, WA (two properties)	17,318	7.75%	June 2016
San Diego, CA	11,339	7.50%	August 2021
	$ 320,007		

(1) The loan may be extended, at our option, for an additional year.

(2) The balance shown includes an unamortized premium of $252,000. The effective interest rate of the loan is 7.25%.

The following is a summary of the scheduled principal payments for our secured debt and the weighted average interest rates as of December 31, 2003 (in thousands):

Year	Amount	Weighted Average Interest Rate
2004	$ 9,415	7.69%
2005	28,370	[1] 3.82%
2006	25,571	[1] 7.89%
2007	15,123	7.86%
2008	37,859	7.22%
Thereafter	203,417	7.29%
Subtotal	319,755	7.06%
Unamortized premium	252	
	$320,007	

(1) We have a loan related to a property we developed in the San Francisco Bay market, which has a maturity date of 2005 that may be extended for an additional year. If we extend the maturity date of this loan to 2006, the weighted average interest rates for 2005 and 2006 would be 7.29% and 5.57%, respectively.

Unsecured Line of Credit and Unsecured Term Loan

We have an unsecured line of credit that provides for borrowings of up to $440 million. Borrowings under our unsecured line of credit, as amended, bear interest at a floating rate based on our election of either a LIBOR-based rate or the higher of the bank's reference rate and the Federal Funds rate, plus 0.5%. For each LIBOR-based advance, we must elect a LIBOR period of one, two, three or six months.

Our unsecured line of credit contains financial covenants, including, among other things, maintenance of minimum net worth, a total liabilities to gross asset value ratio and a fixed charge coverage ratio. In addition, the terms of the unsecured line of credit restrict, among other things, certain investments, indebtedness, distributions and mergers. The unsecured line of credit expires November 2006 and may be extended at our sole option for an additional one-year period. As of December 31, 2003, borrowings outstanding on the unsecured line of credit carried a weighted average interest rate of 2.65%.

In November 2003, we obtained a $150 million unsecured term loan which bears interest at a floating rate based on our election of either a LIBOR based rate or the higher of the bank's reference rate and the Federal Funds rate, plus 0.5%. For each LIBOR based advance, we must elect to fix for a period of one, two, three or six months. The unsecured term loan contains financial covenants substantially similar to those in our unsecured line of credit. The unsecured term loan expires in November 2008. As of December 31, 2003, the unsecured term loan carried a weighted average interest rate of 2.62%.

Aggregate borrowings under the unsecured line of credit and unsecured term loan may be limited to an amount based on the net operating income derived from a pool of unencumbered properties. Accordingly, as we acquire or complete the development or redevelopment of additional unencumbered properties, aggregate borrowings available under the unsecured line of credit and unsecured term loan will increase up to a maximum of $590 million. Under these provisions, as of December 31, 2003, aggregate borrowings under our unsecured line of credit and unsecured term loan were limited to $479 million.

We utilize interest rate swap agreements to hedge a portion of our exposure to variable interest rates associated with our unsecured line of credit and unsecured term loan. These agreements involve an exchange of fixed and floating interest payments without the exchange of the underlying principal amount (the "notional amount"). Interest received under all of our swap agreements is based on the one-month LIBOR rate. The net difference between the interest paid and the interest received is reflected as an adjustment to interest expense.

The following table summarizes our interest rate swap agreements (dollars in thousands):

Transaction Dates	Effective Dates	Notional Amounts	Effective at December 31, 2003	Interest Pay Rates	Termination Dates	Fair Values
Hedges for Unsecured Line of Credit:						
March 2002	December 31, 2002	$50,000	$ 50,000	5.364%	December 31, 2004	$(2,004)
July 2002	January 1, 2003	25,000	25,000	3.855%	June 30, 2005	(805)
July 2002	January 1, 2003	25,000	25,000	3.865%	June 30, 2005	(809)
December 2002	January 2, 2003	25,000	25,000	3.285%	June 30, 2006	(567)
December 2002	January 2, 2003	25,000	25,000	3.285%	June 30, 2006	(567)
November 2002	June 1, 2003	25,000	25,000	3.115%	December 31, 2005	(523)
November 2002	June 1, 2003	25,000	25,000	3.155%	December 31, 2005	(543)
			$200,000			
Hedges for Unsecured Term Loan:						
December 2003	December 31, 2003	$50,000	$ 50,000	1.53%	December 31, 2004	(74)
December 2003	December 31, 2004	50,000	-	3.00%	December 30, 2005	(119)
December 2003	December 30, 2005	50,000	-	4.15%	December 29, 2006	(121)
December 2003	December 29, 2006	50,000	-	5.09%	October 31, 2008	(167)
			$ 50,000			$(6,299)
Total Interest Rate Swap Agreements in Effect at December 31, 2003			$250,000			

We do not believe we are exposed to more than a nominal amount of credit risk in our interest rate swap agreements as our counterparties are established, well-capitalized financial institutions. In addition, we have entered into master derivative agreements with each counterparty. These master derivative agreements (all of which are on the standard International Swaps & Derivatives Association, Inc. form) define certain terms between us and each counterparty to address and minimize certain risks associated with our swap agreements, including a default by a counterparty.

As of December 31, 2003 and 2002, our interest rate swap agreements have been reported in the accompanying balance sheets at their fair value as other liabilities of approximately $6.3 million and $9.0 million, respectively. The offsetting adjustments were reflected as deferred losses in accumulated other comprehensive income of $6.3 million and $9.0 million, respectively. Balances in accumulated other comprehensive income are recognized in earnings as swap payments are made.

CAPITAL EXPENDITURES, TENANT IMPROVEMENTS AND LEASING COSTS

The following table shows total and weighted average per square foot property related capital expenditures, tenant improvements and leasing costs (all of which are added to the basis of the properties) related to our life science facilities (excluding capital expenditures and tenant improvements that are recoverable from tenants, revenue-enhancing or related to properties that have undergone redevelopment) for the years ended December 31, 2003, 2002, 2001, 2000 and 1999, attributable to leases that commenced at our properties after our acquisition.

	Total/Weighted Average	2003	2002	2001	2000	1999
Capital expenditures:						
Major capital expenditures [1]	**$ 3,346,000**	$ 1,632,000[2]	$ 959,000	$ 616,000	$ 139,000	$ -
Recurring capital expenditures	**$ 4,056,000**	$ 853,000	$ 1,472,000[3]	$ 614,000	$ 639,000	$ 478,000
Weighted average square feet in portfolio	**24,611,677**	5,708,635	5,499,660	5,131,176	4,448,916	3,823,290
Per weighted average square foot in portfolio						
Major capital expenditures [1]	**$ 0.14**	$ 0.29[2]	$ 0.17	$ 0.12	$ 0.03	$ -
Recurring capital expenditures	**$ 0.16**	$ 0.15	$ 0.27[3]	$ 0.12	$ 0.14	$ 0.13
Tenant improvements and leasing costs:						
Retenanted space [4]						
Tenant improvements and leasing costs	**$ 6,104,000**	$ 2,890,000	$ 498,000	$ 466,000	$ 796,000	$ 1,454,000
Retenanted square feet	**1,050,974**	248,488	318,642	151,161[4]	112,286[4]	220,397
Per square foot leased of retenanted space	**$ 5.81**	$ 11.63	$ 1.56	$ 3.08	$ 7.09	$ 6.60
Renewal space						
Tenant improvements and leasing costs	**$ 1,355,000**	$ 105,000	$ 526,000	$ 451,000	$ 124,000	$ 149,000
Renewal square feet	**1,286,615**	271,236	255,978	432,717	233,017	93,667
Per square foot leased of renewal space	**$ 1.05**	$ 0.39	$ 2.05	$ 1.04	$ 0.53	$ 1.59

(1) Major capital expenditures consist of roof replacements and HVAC systems which are typically identified and considered at the time a property is acquired. Major capital expenditures also include one-time costs related to the implementation of our national branding and signage program.

(2) Major capital expenditures for 2003 include $1,072,000 ($0.19 per square foot in portfolio) in one-time costs related to the implementation of our national branding and signage program.

(3) Recurring capital expenditures for 2002 include $552,000 ($0.10 per square foot in portfolio) related to a fully leased property in San Diego, California that underwent substantial renovation in 2002.

(4) Excludes space that has undergone redevelopment before retenanting.

Capital expenditures fluctuate in any given period due to the nature, extent and timing of improvements required and the extent to which they are recoverable from our tenants. Approximately 91% of our leases provide for the recapture of certain capital expenditures (such as HVAC systems maintenance and/or replacement, roof replacement and parking lot resurfacing). In addition, we maintain an active preventative maintenance program at each of our properties to minimize capital expenditures required.

Tenant improvements and leasing costs also fluctuate in any given year depending upon factors such as the timing and extent of vacancies, property age, location and characteristics, the type of lease (renewal tenant or retenanted space), the involvement of external leasing agents and overall competitive market conditions.

INFLATION

As of December 31, 2003, approximately 88% of our leases (on a square footage basis) were triple net leases, requiring tenants to pay substantially all real estate taxes and insurance, common area and other operating expenses (including increases thereto). In addition, approximately 7% of our leases (on a square footage basis) require the tenants to pay a majority of operating expenses. Approximately 93% of our leases (on a square footage basis) contain effective annual rent escalations that are either fixed (generally ranging from 3% to 3.5%) or indexed based on the consumer price index or another index. Accordingly, we do not believe that our earnings or cash flow from real estate operations are subject to any significant risk of inflation. An increase in inflation, however, could result in an increase in the cost of our variable rate borrowings, including our unsecured line of credit and unsecured term loan.

OTHER RESOURCES AND LIQUIDITY REQUIREMENTS

In January 2002, we completed a public offering of 2,300,000 shares of our 9.10% Series B cumulative redeemable preferred stock. The shares were issued at a price of $25.00 per share, resulting in aggregate proceeds of approximately $55.1 million, net of offering costs. In February 2002, we sold 418,970 shares of our common stock. The shares were issued at a price of $39.46 per share, resulting in aggregate proceeds of approximately $16.1 million, net of offering costs. In July 2002, we sold 2,000,000 shares of our common stock. The shares were issued at a price of $41.07 per share, resulting in aggregate proceeds of approximately $81.4 million, net of offering costs.

We expect to continue meeting our short-term liquidity and capital requirements generally through our working capital and net cash provided by operating activities. We believe that the net cash provided by operating activities will continue to be sufficient to enable us to make distributions necessary to continue qualifying as a REIT. We also believe that net cash provided by operating activities will be sufficient to fund our recurring non-revenue enhancing capital expenditures, tenant improvements and leasing commissions.

We expect to meet certain long-term liquidity requirements, such as property acquisitions, property development and redevelopment activities, scheduled debt maturities, expansions and other non-recurring capital improvements, through excess net cash provided by operating activities, long-term secured and unsecured borrowings, including borrowings under the unsecured line of credit and unsecured term loan and the issuance of additional debt and/or equity securities.

EXPOSURE TO ENVIRONMENTAL LIABILITIES

In connection with the acquisition of all of our properties, we have obtained Phase I environmental assessments to ascertain the existence of any environmental liabilities or other issues. The Phase I environmental assessments of our properties have not revealed any environmental liabilities that we believe would have a material adverse effect on our financial condition or results of operations taken as a whole, nor are we aware of any material environmental liabilities that have occurred since the Phase I environmental assessments were completed. In addition, we carry a policy of pollution legal liability insurance covering exposure to certain environmental losses at all of our properties.

FUNDS FROM OPERATIONS

GAAP basis accounting for real estate assets utilizes historical cost accounting and assumes real estate values diminish over time. In an effort to overcome the miscorrelation between real estate values and historical cost accounting for real estate assets, the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT") established the measurement tool of funds from operations ("FFO"). Since its introduction, FFO has become a widely used non-GAAP financial measure by REITs. We believe that FFO is helpful to investors as an additional measure of the performance of an equity REIT. We compute FFO in accordance with standards established by the Board of Governors of NAREIT in its April 2002 White Paper (the "White Paper") and related implementation guidance, which may differ from the methodology for calculating FFO utilized by other equity REITs, and, accordingly, may not be comparable to such other REITs. In 2003, NAREIT issued guidance which modifies the calculation of FFO for both past and future periods. In accordance with NAREIT's revised guidance, we now include losses from early extinguishment of debt and real estate impairment charges in our calculation of FFO. As such, the reported amounts of FFO for the year ended December 31, 2002 have been modified from those previously reported. The White Paper defines FFO as net income (loss) (computed in accordance with GAAP), excluding gains (or losses) from sales, plus real estate depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures. While FFO is a relevant and widely used measure of operating performance for REITs, it should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of financial performance, or to cash flows from operating activities (determined in accordance with GAAP) as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to make distributions. (See "Cash Flows" for information regarding these measures of cash flow.) We believe that net income is the most directly comparable GAAP financial measure to FFO.

The following table presents our FFO for the years ended December 31, (in thousands):

Year Ended December 31,	2003	2002	2001
Net income	**$ 59,643**	$ 40,032	$30,277
Add:			
Depreciation and amortization [1]	**38,901**	34,071	30,578
Impairment on investments	-	2,545	-
Less:			
Dividends on preferred stock	**(8,898)**	(8,579)	(3,666)
Net gain on sales of property [2]	**(8,286)**	-	-
Funds from operations	**$ 81,360**	$ 68,069	$ 57,189

(1) Includes depreciation and amortization on assets "held for sale" reflected as discontinued operations (for the periods prior to when such assets were designated as "held for sale").

(2) Net gain on sales of property relates to the disposition of a property in the Suburban Washington D.C. market during the quarter ended December 31, 2003, the disposition of a property in the Eastern Massachusetts market during the quarter ended September 30, 2003 and the disposition of a property in the San Francisco Bay market during the quarter ended March 31, 2003. Net gain on sales of property is included on the income statement in income from discontinued operations.

The following table is a summary of our property portfolio as of December 31, 2003 (dollars in thousands):

	Number of Properties	Rentable Square Feet	Annualized Base Rent	Occupancy [1] Percentage
California - Pasadena	1	31,343	$ 393	[2] 45.8%
California - San Diego	23	1,027,546	28,988	94.9%
California - San Francisco Bay	10	642,578	19,918	100.0%
Eastern Massachusetts	9	598,894	21,247	88.3%
New Jersey/Suburban Philadelphia	6	346,919	6,251	100.0%
Southeast	5	259,414	3,778	[2] 74.1%
Suburban Washington D.C.	20	1,552,238	27,033	[3] 94.0%
Washington - Seattle	5	439,964	16,165	99.8%
Total[1]	**79**	**4,898,896**	**$123,773**	**[3] 93.9%**

(1) Excludes 10 properties under full or partial redevelopment. Including properties under full or partial redevelopment, occupancy as of December 31, 2003 was 88.4%.

(2) All, or substantially all, of the vacant space is office or warehouse space.

(3) Includes one office property classified as "held for sale" and included in discontinued operations as of December 31, 2003. Excluding this property, which was under a binding sales contract as of December 31, 2003, the average occupancy percentage for the Suburban Washington D.C. market is 96.4% and the average total occupancy percentage is 94.6%.

The following table summarizes certain information with respect to the lease expirations of our properties as of December 31, 2003:

Year of Lease Expiration	Number of Expiring Leases	Square Footage of Expiring Leases	Square Footage as a Percentage of Leased Portfolio	Annualized Base Rent of Expiring Leases (Per Square Foot)
2004	67	614,052	12.3%	$21.30
2005	28	318,596	6.4%	$28.00
2006	34	809,876	16.2%	$24.21
2007	15	340,068	6.8%	$24.16
2008	14	391,070	7.8%	$29.10
Thereafter	50	2,535,437	50.6%	$28.43

The following table is a summary of our lease activity for the year ended December 31, 2003, computed on a GAAP Basis and on a Cash Basis:

	Number of Leases	Square Footage	Expiring Rates	New Rates	Rental Rate Changes	TI's/Lease Commissions Per Foot	Average Lease Terms
Lease Activity							
Lease Expirations							
Cash Basis	76	882,564	$ 23.44	-	-	-	-
GAAP Basis	76	882,564	$ 22.80	-	-	-	-
Renewed / Releasable Space Leased							
Cash Basis	37	519,724	$ 24.32	$ 23.78	-2.2%[1]	$ 5.76	4.1 Years
GAAP Basis	37	519,724	$ 23.60	$ 24.97	5.8%[1]	$ 5.76	4.1 Years
Month-to-Month Leases In Effect							
Cash Basis	17	64,510	$ 19.95	$ 20.04	0.5%	-	-
GAAP Basis	17	64,510	$ 19.75	$ 20.04	1.5%	-	-
Redeveloped/Developed/ Vacant Space Leased							
Cash Basis	29	265,366	-	$ 22.43	-	$ 6.40	4.5 Years
GAAP Basis	29	265,366	-	$ 23.77	-	$ 6.40	4.5 Years
Leasing Activity Summary							
Excluding Month-to-Month Leases							
Cash Basis	66	785,090	-	$ 23.32	-	-	-
GAAP Basis	66	785,090	-	$ 24.56	-	-	-
Including Month-to-Month Leases							
Cash Basis	83	849,600	-	$ 23.07	-	-	-
GAAP Basis	83	849,600	-	$ 24.22	-	-	-

(1) Excluding a lease for 21,316 square feet in the San Francisco Bay market, rental rates for renewed or released space were on average 2.5% higher than expiring rates on a Cash Basis and 9.7% higher than expiring rates on a GAAP Basis.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the exposure to loss resulting from changes in interest rates, foreign currency exchange rates, commodity prices and equity prices. The primary market risk to which we believe we are exposed is interest rate risk, which may result from many factors, including governmental monetary and tax policies, domestic and international economic and political considerations and other factors that are beyond our control.

In order to modify and manage the interest rate characteristics of our outstanding debt and to limit the effects of interest rate risks on our operations, we may utilize a variety of financial instruments, including interest rate swaps, caps, floors and other interest rate exchange contracts. The use of these types of instruments to hedge a portion of our exposure to changes in interest rates carries additional risks, such as counter-party credit risk and the legal enforceability of hedging contracts.

Our future earnings, cash flows and fair values relating to financial instruments are primarily dependent upon prevalent market rates of interest, such as LIBOR. However, our interest rate swap agreements are intended to reduce the effects of interest rate changes. Based on interest rates at, and our swap agreements in effect on, December 31, 2003, we estimate that a 1% increase in interest rates on our unsecured line of credit and unsecured term loan, after considering the effect of our interest rate swap agreements, would decrease annual future earnings and cash flows by approximately $1.4 million. We further estimate that a 1% decrease in interest rates on our unsecured line of credit and unsecured term loan, after considering the effect of our interest rate swap agreements in effect December 31, 2003, would increase annual future earnings and cash flows by approximately $1.4 million. A 1% increase in interest rates on our secured debt and interest rate swap agreements would decrease their aggregate fair value by approximately $15.3 million. A 1% decrease in interest rates on our secured debt and interest rate swap agreements would increase their aggregate fair value by approximately $16.4 million.

... impact of the hypothetical interest rates on our borrowing cost and our interest rate swap agreements in effect on December 31, 2003. These analyses do not consider the effects of the reduced level of overall economic activity that could exist in such an environment. Further, in the event of a change of such magnitude, we would consider taking actions to further mitigate our exposure to the change. However, due to the uncertainty of the specific actions that would be taken and their possible effects, the sensitivity analysis assumes no changes in our capital structure.

We have exposure to equity price market risk because of our equity investments in certain publicly-traded companies and privately held entities. We classify investments in publicly-traded companies as available-for-sale and, consequently, record them on our balance sheet at fair value with unrealized gains or losses reported as a component of comprehensive income or loss. Investments in privately held entities are generally accounted for under the cost method because we do not influence any of the operating or financial policies of the entities in which we invest. For all investments, we recognize other than temporary declines in value against earnings in the same period the decline in value was deemed to have occurred. In 2002, we recorded non-cash impairment charges of $2,545,000 to write down certain investments for which we deemed the decline in fair value to be other than temporary. There is no assurance that future declines in values will not have a material adverse impact on our future results of operations. By way of example, a 10% decrease in the fair value of our equity investments as of December 31, 2003 would decrease their fair value by approximately $4.7 million.

To the Board of Directors and Stockholders of Alexandria Real Estate Equities, Inc.

We have audited the accompanying consolidated balance sheets of Alexandria Real Estate Equities, Inc. and subsidiaries (the "Company") as of December 31, 2003 and 2002, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Alexandria Real Estate Equities, Inc. and subsidiaries at December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Los Angeles, California
February 2, 2004

As of December 31, (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)	2003	2002
Assets		
Rental properties, net	**$ 982,297**	$ 976,422
Properties under development	**153,379**	68,386
Cash and cash equivalents	**4,985**	3,790
Tenant security deposits and other restricted cash	**11,057**	8,020
Tenant receivables	**1,969**	2,641
Deferred rent	**31,503**	26,063
Investments	**47,126**	39,650
Other assets	**40,261**	34,271
Total assets	**$ 1,272,577**	$ 1,159,243
Liabilities and Stockholders' Equity		
Secured notes payable	**$ 320,007**	$ 276,878
Unsecured line of credit and unsecured term loan	**389,000**	338,000
Accounts payable, accrued expenses and tenant security deposits	**43,408**	47,118
Dividends payable	**13,027**	11,394
	765,442	673,390
Commitments and contingencies		
Stockholders' equity:		
9.50% Series A cumulative redeemable preferred stock, $0.01 par value per share, 1,610,000 shares authorized; 1,543,500 shares issued and outstanding at December 31, 2003 and 2002; $25.00 liquidation value	**38,588**	38,588
9.10% Series B cumulative redeemable preferred stock, $0.01 par value per share, 2,300,000 shares authorized; 2,300,000 shares issued and outstanding at December 31, 2003 and 2002; $25.00 liquidation value	**57,500**	57,500
Common stock, $0.01 par value per share, 100,000,000 shares authorized; 19,264,023 and 18,973,957 shares issued and outstanding at December 31, 2003 and 2002, respectively	**193**	190
Additional paid-in capital	**409,926**	399,831
Deferred compensation	**(2,232)**	(1,432)
Retained earnings	**8,635**	-
Accumulated other comprehensive income	**(5,475)**	(8,824)
Total stockholders' equity	**507,135**	485,853
Total liabilities and stockholders' equity	**$ 1,272,577**	$ 1,159,243

See accompanying notes.

Year Ended December 31, (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)	2003	2002	2001
Revenues			
Rental	**$ 126,414**	$ 111,694	$ 93,596
Tenant recoveries	**32,076**	29,020	24,143
Other income	**2,068**	1,557	3,122
	160,558	142,271	120,861
Expenses			
Rental operations	**32,794**	29,135	24,655
General and administrative	**14,211**	13,436	11,694
Interest	**26,416**	24,984	27,666
Depreciation and amortization	**38,633**	32,898	29,264
Impairment on investments	**-**	2,545	-
Loss on early extinguishment of debt	**-**	1,002	-
	112,054	104,000	93,279
Income from continuing operations	**48,504**	38,271	27,582
Income from discontinued operations, net	**11,139**	1,761	2,695
Net income	**$ 59,643**	$ 40,032	$ 30,277
Dividends on preferred stock	**$ 8,898**	$ 8,579	$ 3,666
Net income allocated to common stockholders	**$ 50,745**	$ 31,453	$ 26,611
Basic income per common share:			
Income from continuing operations	**$ 2.55**	$ 2.18	$ 1.73
Income from discontinued operations, net	**$ 0.59**	$ 0.10	$ 0.17
Net income	**$ 3.14**	$ 2.28	$ 1.90
Net income available to common stockholders	**$ 2.67**	$ 1.79	$ 1.67
Diluted income per common share:			
Income from continuing operations	**$ 2.52**	$ 2.14	$ 1.70
Income from discontinued operations, net	**$ 0.58**	$ 0.10	$ 0.17
Net income	**$ 3.10**	$ 2.24	$ 1.87
Net income available to common stockholders	**$ 2.64**	$ 1.76	$ 1.64
Weighted average shares of common stock outstanding:			
Basic	**18,993,856**	17,594,228	15,953,459
Diluted	**19,247,790**	17,859,787	16,208,178

See accompanying notes.

(DOLLARS IN THOUSANDS)	Series A Preferred Stock	Series B Preferred Stock	Number of Common Shares
Balance at December 31, 2000	**$ 38,588**	**$ -**	**15,548,356**
FAS 133 transition adjustment	-	-	-
Net income	-	-	-
Unrealized loss on marketable securities	-	-	-
Unrealized loss on swap agreements	-	-	-
Comprehensive income	-	-	-
Issuance of common stock, net of offering costs	-	-	500,000
Stock compensation expense	-	-	122,555
Amortization of stock compensation expense	-	-	-
Exercise of stock options	-	-	183,630
Dividends declared on preferred stock	-	-	-
Dividends declared on common stock	-	-	-
Balance at December 31, 2001	**38,588**	**-**	**16,354,541**
Net income	-	-	-
Reclassification adjustment	-	-	-
Unrealized loss on marketable securities	-	-	-
Unrealized loss on swap agreements	-	-	-
Comprehensive income	-	-	-
Issuance of common stock, net of offering costs	-	-	2,418,970
Issuance of Series B preferred stock, net of offering costs	-	57,500	-
Stock compensation expense	-	-	76,075
Amortization of stock compensation expense	-	-	-
Exercise of stock options	-	-	124,371
Dividends declared on preferred stock	-	-	-
Dividends declared on common stock	-	-	-
Balance at December 31, 2002	**38,588**	**57,500**	**18,973,957**
Net income	-	-	-
Unrealized gain on marketable securities	-	-	-
Unrealized gain on swap agreements	-	-	-
Comprehensive income	-	-	-
Stock compensation expense	-	-	92,483
Amortization of stock compensation expense	-	-	-
Exercise of stock options	-	-	197,583
Dividends declared on preferred stock	-	-	-
Dividends declared on common stock	-	-	-
Balance at December 31, 2003	**$ 38,588**	**$57,500**	**19,264,023**

See accompanying notes.

Common Stock	Additional Paid-In Capital	Deferred Compensation	Retained Earnings	Accumulated Other Comprehensive Income	Total
$ 155	**$ 278,868**	**$ (296)**	**$ -**	**$ 1,837**	**$ 319,152**
-	-	-	-	(3,461)	(3,461)
-	-	-	30,277	-	30,277
-	-	-	-	(1,008)	(1,008)
-	-	-	-	(3,517)	(3,517)
-	-	-	-	-	25,752
5	16,746	-	-	-	16,751
1	4,326	(4,327)	-	-	-
-	-	2,841	-	-	2,841
2	5,198	-	-	-	5,200
-	-	-	(3,666)	-	(3,666)
-	(3,320)	-	(26,611)	-	(29,931)
163	**301,818**	**(1,782)**	**-**	**(6,149)**	**332,638**
-	-	-	40,032	-	40,032
-	-	-	-	96	96
-	-	-	-	(712)	(712)
-	-	-	-	(2,059)	(2,059)
-	-	-	-	-	37,357
25	97,521	-	-	-	97,546
-	(2,371)	-	-	-	55,129
1	3,642	(3,643)	-	-	-
-	-	3,993	-	-	3,993
1	3,693	-	-	-	3,694
-	-	-	(8,625)	-	(8,625)
-	(4,472)	-	(31,407)	-	(35,879)
190	**399,831**	**(1,432)**	**-**	**(8,824)**	**485,853**
-	-	-	59,643	-	59,643
-	-	-	-	610	610
-	-	-	-	2,739	2,739
-	-	-	-	-	62,992
1	4,153	(4,154)	-	-	-
-	-	3,354	-	-	3,354
2	5,942	-	-	-	5,944
-	-	-	(8,898)	-	(8,898)
-	-	-	(42,110)	-	(42,110)
$ 193	**$ 409,926**	**$ (2,232)**	**$ 8,635**	**$ (5,475)**	**$ 507,135**

Year Ended December 31, (IN THOUSANDS)	2003	2002	2001
Operating Activities			
Net income	**$ 59,643**	$ 40,032	$ 30,277
Adjustments to reconcile net income to net cash provided by operating activities:			
Loss on early extinguishment of debt	**-**	1,002	-
Non-cash impairment charges	**-**	3,695	-
Net gain on sales of property	**(8,286)**	-	-
Depreciation and amortization	**38,901**	34,071	30,578
Amortization of loan fees and costs	**2,133**	2,379	1,275
Amortization of premiums on secured notes payable	**(290)**	(360)	(343)
Stock compensation expense	**2,734**	3,651	2,841
Changes in operating assets and liabilities:			
Tenant security deposits and other restricted cash	**(3,037)**	3,508	(4,533)
Tenant receivables	**672**	482	(288)
Deferred rent	**(6,826)**	(5,470)	(5,648)
Other assets	**(10,828)**	(12,942)	(11,774)
Accounts payable, accrued expenses and tenant security deposits	**31**	(2,998)	17,955
Net cash provided by operating activities	**74,847**	67,050	60,340
Investing Activities			
Purchase of rental properties	**(48,729)**	(103,295)	(55,746)
Proceeds from sales of rental properties	**42,376**	-	-
Additions to rental properties	**(48,264)**	(61,695)	(69,530)
Additions to properties under development	**(78,327)**	(48,479)	(57,390)
Additions to investments, net	**(6,866)**	(14,371)	(9,513)
Net cash used in investing activities	**(139,810)**	(227,840)	(192,179)
Financing Activities			
Proceeds from secured notes payable	**64,667**	44,663	57,293
Net proceeds from issuances of common stock	**-**	97,546	16,751
Net proceeds from issuance of preferred stock	**-**	55,129	-
Exercise of stock options	**5,941**	3,693	5,200
Net borrowings from unsecured line of credit and unsecured term loan	**51,000**	10,000	97,000
Principal reductions on secured notes payable	**(6,125)**	(13,427)	(12,042)
Proceeds from repayment of note receivable	**-**	6,000	-
Dividends paid on common stock	**(40,427)**	(33,912)	(29,097)
Dividends paid on preferred stock	**(8,898)**	(7,488)	(3,666)
Net cash provided by financing activities	**66,158**	162,204	131,439
Net increase (decrease) in cash and cash equivalents	**1,195**	1,414	(400)
Cash and cash equivalents at beginning of year	**3,790**	2,376	2,776
Cash and cash equivalents at end of year	**$ 4,985**	$ 3,790	$ 2,376
Supplemental Disclosure of Cash Flow Information			
Cash paid during the year for interest, net of interest capitalized	**$ 28,143**	$ 28,130	$ 29,447

See accompanying notes.

NOTE 1: BACKGROUND

Alexandria Real Estate Equities, Inc. is a real estate investment trust ("REIT") formed in 1994. We are engaged primarily in the ownership, operation, management, acquisition, expansion and selective redevelopment and development of properties containing a combination of office and laboratory space. We refer to these properties as "life science facilities." Our life science facilities are designed and improved for lease primarily to pharmaceutical, biotechnology, life science product and service companies, not-for-profit scientific research institutions, universities and related government agencies. As of December 31, 2003, our portfolio consisted of 89 properties in nine states with approximately 5,669,000 rentable square feet, compared to 89 properties in nine states with approximately 5,740,000 rentable square feet as of December 31, 2002.

NOTE 2: BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements include the accounts of Alexandria and its subsidiaries. All significant intercompany balances and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

Cash Equivalents

We consider all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents.

Accumulated Other Comprehensive Income

Accumulated other comprehensive income consists of the following (in thousands):

December 31,	2003	2002
Unrealized gain on marketable securities	**$ 824**	$ 214
Unrealized loss on interest rate swap agreements	**(6,299)**	(9,038)
	$ (5,475)	$ (8,824)

The following table provides a reconciliation of comprehensive income (in thousands):

Year Ended December 31,	2003	2002
Net income	**$ 59,643**	$ 40,032
Reclassification adjustment	**-**	96
Unrealized gain (loss) on marketable securities	**610**	(712)
Unrealized gain (loss) on interest rate swap agreements	**2,739**	(2,059)
Comprehensive income	**$ 62,992**	$ 37,357

Investments

We hold equity investments in certain publicly-traded companies and privately held entities primarily involved in the life science industry. All of our investments in publicly-traded companies are considered "available for sale" under the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"), and are recorded at fair value. Fair value has been determined by the closing trading price at the balance sheet date, with unrealized gains and losses shown as a separate component of stockholders' equity. The classification of investments under SFAS 115 is determined at the time each investment is made, and such determination is reevaluated at each balance sheet date. The cost of investments sold is determined by the specific identification method, with realized gains and losses included in other income.

Investments in privately held entities are generally accounted for under the cost method because we do not influence any operating or financial policies of the entities in which we invest. Certain investments are accounted for under the equity method of accounting under the provisions of Accounting Principles Board Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock" ("APB 18") and Emerging Issues Task Force ("EITF") Topic D-46, "Accounting for Limited Partnership Investments". Pursuant to APB 18, the equity method of accounting should be used when an investor has "the ability to exercise significant influence over operating and financial policies of an investee even though the investor holds 50% or less of the voting stock". EITF Topic D-46 further clarifies the Securities and Exchange Commission's position on the accounting for limited partnerships and provides that the equity method of accounting be used unless the investor's interest "is so minor that the limited partner may have virtually no influence over partnership operating and financial policies". Under the equity method of accounting, we record our investment initially at cost and adjust the carrying amount of the investment to recognize our share of the earnings or losses of the investee subsequent to the date of our investment.

For all of our investments, if a decline in the fair value of an investment below its carrying value is determined to be other than temporary, such investment is written down to its estimated fair value with a non-cash charge to current earnings.

The factors that we consider in making these assessments include, but are not limited to, market prices, market conditions, prospects for favorable or unfavorable clinical trial results, new product initiatives and new collaborative agreements. As a result of these assessments, during 2002 we recognized aggregate non-cash impairment charges of $2,545,000 for other than temporary declines in the fair value of investments.

Rental Properties and Properties Under Development

In accordance with Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS 141"), we perform the following procedures when making an allocation of the purchase price of real estate: 1) estimate the value of the real estate as of the acquisition date on an "as if vacant" basis, 2) allocate the "as if vacant" value among land, land improvements, buildings, building improvements, tenant improvements and equipment, 3) calculate the value of the intangibles as the difference between the "as if vacant" value and the purchase price, and 4) allocate the intangible value to above, below and at market leases, origination costs associated with in-place leases, tenant relationships and other intangible assets.

The values allocated to land improvements, buildings, building improvements, tenant improvements and equipment are depreciated on a straight-line basis using an estimated life of 20 years for land improvements, 40 years for buildings and building improvements, the respective lease term for tenant improvements and the estimated useful life of equipment. The values of above and below market leases are amortized over the life of the related lease and recorded as either an increase (for below market leases) or a decrease (for above market leases) to rental income. The values of at-market leases and origination costs are classified as leasing costs, included in other assets on our balance sheets and amortized over the remaining life of the lease. The values of other intangible assets are amortized over the estimated useful life.

Rental properties and properties under development are individually evaluated for impairment when conditions exist which may indicate that it is probable that the sum of expected future undiscounted cash flows is less than its carrying amount. Upon determination that an impairment has occurred, a write-down is recorded to reduce the carrying amount of the property to its estimated fair value.

We capitalize direct construction and development costs, including predevelopment costs, interest, property taxes, insurance and indirect project costs, including payroll and other costs directly associated with the acquisition, development or construction of a project. Payroll costs not related to the construction, development or redevelopment of a project, or acquisition of a property that will be classified as operating at the date of acquisition, are expensed as incurred. Costs incurred after a project is substantially complete and ready for its intended use are expensed as incurred. Costs previously capitalized related to abandoned acquisition or development opportunities are written-off. Should development activity cease, a portion of interest, property taxes, insurance and certain costs would no longer be eligible for capitalization, and would be expensed as incurred.

As of December 31, 2003, we had one property designated as "held for sale" under the provisions of Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). During the year ended December 31, 2003, we sold three properties, two of which were designated as "held for sale" as of December 31, 2002. See Note 13, Discontinued Operations.

Tenant Security Deposits and Restricted Cash

Tenant security deposits and restricted cash consists of the following (in thousands):

December 31,	2003	2002
Funds held in trust under the terms of certain secured notes payable	**$ 8,665**	$ 5,692
Security deposit funds based on the terms of certain lease agreements	**2,029**	1,967
Other funds held in escrow	**363**	361
	$ 11,057	$ 8,020

Loan Fees and Costs

Fees and costs incurred in obtaining long-term financing are amortized over the terms of the related loans and included in interest expense. Loan fees and costs, net of related amortization, totaled $11,556,000 and $8,545,000 as of December 31, 2003 and 2002, respectively, and are included in other assets on our balance sheets.

Rental Income

Rental income from leases with scheduled rent increases, free rent and other rent adjustments are recognized on a straight-line basis over the respective lease terms. We include amounts currently recognized as income, and expected to be received in later years, in deferred rent on our balance sheets. Amounts received currently, but recognized as income in future years, are included in accrued expenses as unearned rent on our balance sheets.

Interest Income

Interest income was $108,000, $298,000 and $923,000 in 2003, 2002 and 2001, respectively, and is included in other income in the accompanying statements of income.

Leasing Costs

Leasing costs are amortized on a straight-line basis over the terms of the related leases. Leasing costs, net of related amortization, totaled $18,665,000 and $16,189,000 as of December 31, 2003 and 2002, respectively, and are included in other assets on our balance sheets.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents and unsecured line of credit and unsecured term loan approximate fair value.

The fair value of our secured notes payable was estimated using discounted cash flows analyses based on borrowing rates we believe we could obtain with similar terms and maturities. As of December 31, 2003 and 2002, the fair value of our secured notes payable was approximately $338,620,000 and $292,745,000, respectively.

Net Income Per Share

The following table shows the computation of income per common share and dividends declared per share of common stock:

Year Ended December 31, (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)	2003	2002	2001
Net income available to common stockholders	**$ 50,745**	$ 31,453	$ 26,611
Weighted average shares of common stock outstanding - basic	**18,993,856**	17,594,228	15,953,459
Add: dilutive effect of stock options and grants	**253,934**	265,559	254,719
Weighted average shares of common stock outstanding - diluted	**19,247,790**	17,859,787	16,208,178
Net income per common share - basic	**$ 2.67**	$ 1.79	$ 1.67
Net income per common share - diluted	**$ 2.64**	$ 1.76	$ 1.64
Common dividends declared per share	**$ 2.20**	$ 2.00	$ 1.84

Operating Segments

We view our operations as principally one segment and the financial information disclosed herein represents all of the financial information related to our principal operating segment.

Income Taxes

As a REIT, we are not subject to federal income taxation as long as we meet a number of organizational and operational requirements and make distributions greater than or equal to 100% of our taxable income to our stockholders. Since we believe we have met these requirements and our distributions exceeded taxable income, no federal income tax provision has been reflected in the accompanying consolidated financial statements for the years ended December 31, 2003, 2002 and 2001. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax on our taxable income at regular corporate tax rates.

During 2003, 2002 and 2001, we declared dividends on our common stock of $2.20, $2.00 and $1.84 per share, respectively. During 2003, 2002 and 2001, we declared dividends on our Series A preferred stock of $2.375, $2.375 and $2.375 per share, respectively. During 2003 and 2002, we declared dividends on our Series B preferred stock of $2.275 and $1.662 per share, respectively.

Impact of Recently Issued Accounting Standards

In May 2003, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity" ("SFAS 150"), which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. We adopted SFAS 150 in the third quarter of 2003. The adoption of SFAS 150 did not have an impact on the accompanying financial statements.

In April 2003, the FASB issued Statement of Financial Accounting Standards No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS 149"), which amends and clarifies financial accounting and reporting for derivative instruments and hedging activities under FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS 149, among other things, clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative, clarifies when a derivative contains a financing component and amends the definition of an "underlying" to conform it to language used in FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". SFAS 149 is effective for contracts entered into or modified after September 30, 2003 and for hedging relationships designated after September 30, 2003. The adoption of SFAS 149 did not have an impact on the accompanying financial statements.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" an interpretation of Accounting Research Bulletin No. 51 ("FIN 46"), which requires the consolidation of entities with respect to which an enterprise absorbs a majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. Currently, an entity is generally consolidated by an enterprise when it has a controlling financial interest through ownership of a majority voting interest in the entity. FIN 46 applies immediately to variable interest entities created after January 31, 2003 and is generally effective December 31, 2003 for variable interest entities acquired before February 1, 2003. The adoption of FIN 46 did not have an impact on the accompanying financial statements.

In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure" ("SFAS 148"), which addresses alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. Effective January 1, 2003, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), prospectively to all employee awards granted, modified or settled after January 1, 2003 pursuant to the transition and disclosure guidance under SFAS 148. The cost related to stock-based employee compensation included in the determination of net income for 2002 and 2001 is less than that which would have been recognized if the fair value based method had been applied to all awards since the original effective dates of SFAS 123. See Note 11, Stock Option Plans and Stock Grants.

In April 2002, FASB issued Statement of Financial Accounting Standards No. 145, "Rescission of FASB Statement No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("SFAS 145"), which requires any gain or loss on early extinguishment of debt that was classified as an extraordinary item that does not meet certain criteria, be reclassified from extraordinary item to *continuing operations. In accordance* with SFAS 145, the extraordinary loss on early extinguishment of debt recognized in 2002 was reclassified to continuing operations in 2003.

NOTE 3: RENTAL PROPERTIES AND PROPERTIES UNDER DEVELOPMENT

Rental properties consist of the following (in thousands):

December 31,	2003	2002
Land	**$ 147,425**	$ 151,297
Building and improvements	**854,152**	829,739
Tenant and other improvements	**122,280**	108,863
	1,123,857	1,089,899
Less accumulated depreciation	**(141,560)**	(113,477)
	$ 982,297	$ 976,422

As of December 31, 2003, 39 of our rental properties are encumbered by deeds of trust and assignments of rents and leases associated with the properties (see Note 6). The net book value of encumbered properties as of December 31, *2003 and 2002* is $369,731,000 and $354,895,000, respectively.

We lease space under noncancelable leases with remaining terms of *one to 15 years*.

As of December 31, 2003, approximately 88% of our leases (on a square footage basis) require that the lessee pay substantially all *taxes, maintenance, insurance and* certain other operating expenses applicable to the leased properties.

Included in rental properties as of December 31, 2003 are ten properties in our redevelopment program that contained a total of 770,000 square feet. Of this total, 359,000 square feet are under redevelopment and currently vacant, and the remaining 411,000 square feet are currently leased. The allocated net book value of the portion of these properties undergoing redevelopment as of December 31, 2003 was $65,559,000. Depreciation ceases on the portion of a property undergoing redevelopment during the period of redevelopment.

We capitalize interest to properties under development or redevelopment during the period the asset is undergoing activities to prepare it for its intended use. Total interest capitalized for the years ended December 31, *2003*, 2002 and 2001 was $13,941,*000*, $13,519,000 and $11,371,000, respectively. Total interest incurred for the years ended December 31, 2003, 2002 and 2001 was $41,571,000, *$40,294,000* and *$40,840,000, respectively*.

Minimum lease payments to be received under the terms of the operating lease agreements, excluding expense reimbursements, *as* of December 31, 2003, are as follows (in thousands):

Year	Amount
2004	$ 118,729
2005	114,490
2006	106,551
2007	90,799
2008	82,476
Thereafter	338,122
	$ 851,167

NOTE 4: INVESTMENTS

We hold equity investments in certain publicly-traded companies and privately held entities primarily involved in the life science industry. All of our investments in publicly-traded companies are considered "available for sale" under the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"). The following table summarizes our available-for-sale securities (in thousands):

December 31,	2003	2002
Adjusted cost of available-for-sale securities	**$ 1,257**	$ 3,210
Non-cash impairment charges	-	(1,334)
Gross unrealized gains	**837**	214
Gross unrealized losses	**(13)**	-
Fair value of available-for-sale securities	**$ 2,081**	$ 2,090

Investments in privately held entities as of December 31, 2003 and 2002, totaled $45,045,000 and $37,560,000, respectively. Of these totals, $42,331,000 and $35,356,000 are accounted for under the cost method. The remainder ($2,714,000 and $2,204,000 for 2003 and 2002, respectively) is accounted for under the equity method in accordance with Accounting Principles Board Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock"("APB 18") and Emerging Issues Task Force ("EITF") Topic D-46, "Accounting for Limited Partnership Investments". Equity in income for the year ended December 31, 2003 related to investments accounted for under the equity method of accounting was $306,000 and is included in other income in the accompanying consolidated statements of income. During 2002, we recognized an impairment charge of $1,211,000 for other than temporary declines in the fair value of our investments in privately held entities.

Net investment income of $536,000 was recognized in 2003 and is included in other income in the accompanying consolidated statements of income. Net investment income during 2003 consists of equity in income of $306,000 related to investments accounted for under the equity method of accounting, gross realized gains of $532,000 and gross realized losses of $302,000.

NOTE 5: UNSECURED LINE OF CREDIT AND UNSECURED TERM LOAN

We have an unsecured line of credit that provides for borrowings of up to $440 million. Borrowings under our unsecured line of credit, as amended, bear interest at a floating rate based on our election of either a LIBOR-based rate or the higher of the bank's reference rate and the Federal Funds rate, plus 0.5%. For each LIBOR-based advance, we must elect a LIBOR period of one, two, three or six months.

Our unsecured line of credit contains financial covenants, including, among other things, maintenance of minimum net worth, a total liabilities to gross asset value ratio and a fixed charge coverage ratio. In addition, the terms of the unsecured line of credit restrict, among other things, certain investments, indebtedness, distributions and mergers. The unsecured line of credit expires November 2006 and may be extended at our sole option for an additional one-year period. As of December 31, 2003, borrowings outstanding on the unsecured line of credit carried a weighted average interest rate of 2.65%.

In November 2003, we obtained a $150 million unsecured term loan which bears interest at a floating rate based on our election of either a LIBOR based rate or the higher of the bank's reference rate and the Federal Funds rate, plus 0.5%. For each LIBOR based advance, we must elect to fix for a period of one, two, three or six months. The unsecured term loan contains financial covenants substantially similar to those in our unsecured line of credit. The unsecured term loan expires in November 2008. As of December 31, 2003, the unsecured term loan carried a weighted average interest rate of 2.62%.

Aggregate borrowings under the unsecured line of credit and unsecured term loan may be limited to an amount based on the net operating income derived from a pool of unencumbered properties. Accordingly, as we acquire or complete the development or redevelopment of additional unencumbered properties, aggregate borrowings available under the unsecured line of credit and unsecured term loan will increase up to a maximum of $590 million. Under these provisions, as of December 31, 2003, aggregate borrowings under our unsecured line of credit and unsecured term loan were limited to $479 million.

We utilize interest rate swap agreements to hedge a portion of our exposure to variable interest rates associated with our unsecured line of credit and unsecured term loan. These agreements involve an exchange of fixed and floating interest payments without the exchange of the underlying principal amount (the "notional amount"). Interest received under all of our swap agreements is based on the one-month LIBOR rate. The net difference between the interest paid and the interest received is reflected as an adjustment to interest expense.

The following table summarizes our interest rate swap agreements (dollars in thousands):

Transaction Dates	Effective Dates	Notional Amounts	Effective at December 31, 2003	Interest Pay Rates	Termination Dates	Fair Values
Hedges for Unsecured Line of Credit:						
March 2002	December 31, 2002	$50,000	$ 50,000	5.364%	December 31, 2004	**$(2,004)**
July 2002	January 1, 2003	25,000	25,000	3.855%	June 30, 2005	**(805)**
July 2002	January 1, 2003	25,000	25,000	3.865%	June 30, 2005	**(809)**
December 2002	January 2, 2003	25,000	25,000	3.285%	June 30, 2006	**(567)**
December 2002	January 2, 2003	25,000	25,000	3.285%	June 30, 2006	**(567)**
November 2002	June 1, 2003	25,000	25,000	3.115%	December 31, 2005	**(523)**
November 2002	June 1, 2003	25,000	25,000	3.155%	December 31, 2005	**(543)**
			$200,000			
Hedges for Unsecured Term Loan:						
December 2003	December 31, 2003	$50,000	$ 50,000	1.53%	December 31, 2004	**(74)**
December 2003	December 31, 2004	50,000	-	3.00%	December 30, 2005	**(119)**
December 2003	December 30, 2005	50,000	-	4.15%	December 29, 2006	**(121)**
December 2003	December 29, 2006	50,000	-	5.09%	October 31, 2008	**(167)**
			$ 50,000			**$(6,299)**
Total Interest Rate Swap Agreements in Effect at December 31, 2003			$250,000			

Effective January 1, 2001, we adopted Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities," as amended by Statement of Financial Accounting Standards No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." SFAS 133, as amended, establishes accounting and reporting standards for derivative financial instruments such as our interest rate swap agreements. Specifically, SFAS 133 requires us to reflect our interest rate swap agreements on the balance sheet at their estimated fair values. We use a variety of methods and assumptions based on market conditions and risks existing at each balance sheet date to determine the fair values of our interest rate swap agreements. These methods of assessing fair value result in a general approximation of value, and such value may never be realized.

All of our interest rate swap agreements meet the criteria to be deemed "highly effective" under SFAS 133 in reducing our exposure to variable interest rates. Accordingly, we have categorized these instruments as cash flow hedges. While we intend to continue to meet the conditions for such hedge accounting, if hedges did not qualify as "highly effective", the changes in the fair value of the derivatives used as hedges would be reflected in earnings.

We do not believe we are exposed to more than a nominal amount of credit risk in our interest rate swap agreements as our counterparties are established, well-capitalized financial institutions.

As of December 31, 2003 and 2002, our interest rate swap agreements have been reported in the accompanying balance sheets at their fair value as other liabilities of approximately $6.3 million and $9.0 million, respectively. The offsetting adjustments were reflected as deferred losses in accumulated other comprehensive income of $6.3 million and $9.0 million, respectively. Balances in accumulated other comprehensive income are recognized in earnings as swap payments are made.

NOTE 6: SECURED NOTES PAYABLE

Secured notes payable consist of the following (in thousands):

December 31,	2003	2002
8.45% note, due in August 2004, secured by one property in Lexington, MA	$ 3,342	$ -
Loan at LIBOR plus 1.7%, due January 2005, secured by two properties in San Francisco, CA	22,520	21,853
8.75% note, due January 2006, with an effective interest rate of 7.25% (includes unamortized premium of $252 and $374 at December 31, 2003 and 2002, respectively), secured by one property in Worcester, MA	9,735	10,286
8.68% note, due December 2006, secured by two properties in Durham, NC	11,880	12,038
8.25% note, due August 2007, secured by three properties in Gaithersburg, MD	9,700	9,808
9.125% note, due October 2007, with an effective interest rate of 7.25% (includes unamortized premium of $1,379 at December 31, 2002), secured by one property in Cambridge, MA	-	18,777
7.22% note, due May 2008, secured by two properties, one in Chantilly, VA and the other in Seattle, WA	34,410	34,852
6.95% note, due July 2009, secured by four properties in San Diego, CA	40,225	41,259
8.71% note, due January 2010, secured by two properties, one in Worcester, MA and the other in San Diego, CA	18,396	18,542
8.33% note, due November 2010, secured by two properties in Gaithersburg, MD	24,131	24,327
7.75% note, due July 2011, secured by six properties in San Diego, CA	23,633	23,839
7.40% note, due January 2012, secured by three properties in Gaithersburg, MD	27,778	28,031
6.21% note, due March 2013, secured by four properties, three in Alameda, CA and one in San Diego, CA	33,564	-
6.36% note, due in September 2013, secured by three properties, two in Rockville, MD and one in Beltsville, MD	29,898	-
7.165% note, due January 2014, secured by one property in Alameda, CA	2,138	3,520
7.75% note, due June 2016, secured by two properties in Seattle, WA	17,318	18,109
7.50% note, due August 2021, secured by one property in San Diego, CA	11,339	11,637
	$ 320,007	$ 276,878

As of December 31, 2003, all of our secured notes payable, except for the 7.165% note, require monthly payments of principal and interest. The 7.165% note requires monthly payments of interest and semi-annual payments of principal. The LIBOR-based loan secured by the two properties in San Francisco, CA, may be extended, at our option, for an additional year.

Future principal payments due on secured notes payable as of December 31, 2003, are as follows (in thousands):

Year	Amount	Weighted Average Interest Rate
2004	$ 9,415	7.69%
2005	28,370	3.82%
2006	25,571	7.89%
2007	15,123	7.86%
2008	37,859	7.22%
Thereafter	203,417	7.29%
Subtotal	319,755	7.06%
Unamortized premium	252	
	$320,007	

A loan related to a property developed in the San Francisco Bay market has a maturity date of 2005, which may be extended at our option for an additional year. If we extend the maturity date of this loan, the weighted average interest rates for 2005 and 2006 would be 7.29% and 5.57%, respectively

NOTE 7: ISSUANCES OF COMMON STOCK

In February 2002, we sold 418,970 shares of our common stock. The shares were issued at a price of $39.46 per share, resulting in aggregate proceeds of approximately $16.1 million (after deducting underwriting discounts and other offering costs).

In July 2002, we sold 2,000,000 shares of our common stock. The shares were issued at a price of $41.07 per share, resulting in aggregate proceeds of approximately $81.4 million (after deducting underwriting discounts and other offering costs).

NOTE 8: NON-CASH TRANSACTIONS

In connection with the acquisition of a property in Lexington, Massachusetts in 2003, we assumed a secured note payable. The following table summarizes this transaction (in thousands):

	2003
Aggregate purchase price	$ 6,900
Secured note payable assumed	3,384
Cash paid for the property	$ 3,516

In connection with the sale of a property in Cambridge, Massachusetts in August 2003, the buyer assumed a secured note payable totaling $17.3 million.

In 2003 and 2002, we incurred $3,354,000 and $3,993,000, respectively, in non-cash stock compensation expense.

NOTE 9: PREFERRED STOCK AND EXCESS STOCK

Series A Cumulative Redeemable Preferred Stock

There are 1,543,500 shares of our 9.50% Series A cumulative redeemable preferred stock outstanding. The shares were issued in 1999 at a price of $25.00 per share. We pay dividends quarterly in arrears at an annual rate of $2.375 per share. Our Series A preferred stock has no stated maturity, is not subject to any sinking fund or mandatory redemption and is not redeemable prior to June 11, 2004, except in order to preserve our status as a REIT. Investors in our Series A preferred stock generally have no voting rights. On or after June 11, 2004, we may, at our option, redeem our Series A preferred stock, in whole or in part, at any time with proceeds from the sale of equity securities at a redemption price of $25.00 per share, plus accrued and unpaid dividends.

Series B Cumulative Redeemable Preferred Stock

In January 2002, we completed a public offering of 2,300,000 shares of our 9.10% Series B cumulative redeemable preferred stock (including the shares issued upon exercise of the underwriters' over-allotment option). The shares were issued at a price of $25.00 per share, resulting in aggregate proceeds of approximately $55.1 million, net of underwriters' discounts and other offering costs. The dividends on our Series B preferred stock are cumulative and accrue from the date of original issuance. We pay dividends quarterly in arrears at an annual rate of $2.275 per share. Our Series B preferred stock has no stated maturity, is not subject to any sinking fund or mandatory redemption and is not redeemable prior to January 22, 2007, except in order to preserve our status as a REIT. Investors in our Series B preferred stock generally have no voting rights. On or after January 22, 2007, we may, at our option, redeem our Series B preferred stock, in whole or in part, at any time with proceeds from the sale of equity securities at a redemption price of $25.00 per share, plus accrued and unpaid dividends.

Preferred Stock and Excess Stock Authorizations

Our charter authorizes the issuance of up to 100,000,000 shares of preferred stock, of which 3,843,500 shares were issued and outstanding as of December 31, 2003. In addition, 200,000,000 shares of "excess stock" (as defined) are authorized, none of which were issued and outstanding at December 31, 2003.

Redemption of Preferred Stock

Emerging Issues Task Force ("EITF") Topic D-42, "The Effect on the Calculation of Earnings Per Share for the Redemption or Induced Conversion of Preferred Stock", provides, among other things, that any excess of (1) the fair value of the consideration transferred to the holders of preferred stock redeemed over (2) the carrying amount of the preferred stock, should be subtracted from net earnings to determine net income available to common stockholders in the calculation of earnings per share. The cost to issue our preferred stock totaling $1.7 million and $2.4 million for our Series A and Series B preferred stock, respectively, was recorded as a reduction to additional paid-in capital in the years that the preferred stock was issued. Upon any redemption of our Series A and Series B preferred stock, the respective offering costs, representing the excess of the fair value of the consideration transferred to the holders over the carrying amount of the preferred stock, will be recognized as a dividend to preferred stockholders. Dividends on preferred stock are deducted from net income to arrive at net income allocable to common stockholders.

NOTE 10: COMMITMENTS AND CONTINGENCIES

Employee Retirement Savings Plan

We have a retirement savings plan pursuant to Section 401(k) of the Internal Revenue Code whereby our employees may contribute a portion of their compensation to their respective retirement accounts, in an amount not to exceed the maximum allowed under the Internal Revenue Code. We have elected to provide discretionary profit sharing contributions (subject to statutory limitations), which amounted to $461,000, $428,000 and $353,000, respectively, for the years ended December 31, 2003, 2002 and 2001. Employees who participate in the plan are immediately vested in their contributions and in the contributions of the company.

Concentration of Credit Risk

We maintain our cash and cash equivalents at insured financial institutions. The combined account balances at each institution periodically exceed FDIC insurance coverage, and, as a result, there is a concentration of credit risk related to amounts in excess of FDIC insurance coverage. We believe that the risk is not significant.

We are dependent on rental income from relatively few tenants in the life science industry. The inability of any single tenant to make its lease payments could adversely affect our operations. As of December 31, 2003, we held leases with a total of 179 tenants and 50 of our 89 properties were each leased to a single tenant. At December 31, 2003, our three largest tenants accounted for approximately 12.8% of our aggregate annualized base rent.

We generally do not require collateral or other security from our tenants, other than security deposits. In addition to security deposits held in cash, we held $24.1 million in irrevocable letters of credit available from certain tenants as security deposits for 59 leases as of December 31, 2003.

Commitments

As of December 31, 2003, we were committed under the terms of construction contracts to complete the construction of properties under development at a remaining aggregate cost of $11.7 million.

As of December 31, 2003, we were also committed to fund approximately $12.5 million for the construction of building infrastructure improvements under the terms of leases and/or construction contracts and approximately $19.5 million for certain investments.

Ground lease obligations as of December 31, 2003 include leases at six of our properties and one land development parcel. These lease obligations, of approximately $65.4 million, have remaining lease terms of 29 to 51 years, exclusive of extension options.

NOTE 11: STOCK OPTION PLANS AND STOCK GRANTS

1997 Stock Plan

In 1997, we adopted a stock option and incentive plan (the "Stock Plan") for the purpose of attracting and retaining the highest quality personnel, providing for additional incentives and promoting the success of the company by providing employees the opportunity to acquire common stock pursuant to (i) options to purchase common stock; and (ii) share awards. As of December 31, 2003, a total of 308,536 shares were reserved for the granting of future options and share awards under the Stock Plan.

Options under our plan have been granted at prices that are equal to the market value of the stock on the date of grant and expire ten years after the date of grant. Employee options vest ratably in three annual installments from the date of grant. Non-employee director options vest immediately on the date of grant. The options outstanding under the Stock Plan expire at various dates through October 2012.

In addition, the Stock Plan permits us to issue share awards to our employees and non-employee directors. A share award is an award of common stock which (i) may be fully vested upon issuance or (ii) may be subject to the risk of forfeiture under Section 83 of the Internal Revenue Code. Shares issued generally vest over a one to three year period from the date of issuance and the sale of the shares is restricted prior to the date of vesting. During 2003, we awarded 92,483 shares of common stock. These shares were recorded at fair value with a corresponding charge to stockholders' equity. The unearned portion is amortized as stock compensation expense on a straight-line basis over the vesting period.

For 2002 and all prior years, we have elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related Interpretations in accounting for our employee and non-employee director stock options, stock grants and stock appreciation rights. Effective January 1, 2003, the Company has adopted the fair value recognition provisions of Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), prospectively to all employee awards granted, modified or settled after January 1, 2003. We granted no new stock options in 2003. Under APB 25, because the exercise price of the options we granted equals the market price of the underlying stock on the date of grant, no compensation expense has been recognized. Although we have elected to follow APB 25, pro forma information regarding net income and net income per share is required by SFAS 123. This information has been determined as if we had accounted for our stock options under the fair value method under SFAS 123. The fair value of the options issued under the Stock Plan was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 2003, 2002 and 2001:

Year Ended December 31,	**2003**	2002	2001
Risk-free interest rate	**3.65%**	2.69%	4.68%
Dividend yield	**3.95%**	4.04%	4.49%
Volatility factor of the expected market price	**21.20%**	22.04%	22.37%
Weighted average expected life of the options	**7.0 years**	4.8 years	5.2 years

For purposes of the following pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods (in thousands, except per share information):

Year Ended December 31,	**2003**	2002	2001
Pro forma net income available to common stockholders	**$ 49,422**	$ 30,279	$ 25,690
Pro forma net income per common share:			
- Basic	**$ 2.60**	$ 1.72	$ 1.61
- Diluted	**$ 2.57**	$ 1.70	$ 1.59

A summary of the stock option activity under our Stock Plan and related information for the years ended December 31, 2003, 2002 and 2001 follows:

	2003		2002		2001	
	Stock Options	**Weighted Average Exercise Price**	Stock Options	Weighted Average Exercise Price	Stock Options	Weighted Average Exercise Price
Outstanding-beginning of year	**1,011,166**	**$ 34.39**	849,870	$ 29.68	901,000	$ 27.73
Granted	**-**	**-**	337,000	44.44	193,500	38.27
Exercised	**(197,583)**	**30.08**	(124,371)	29.70	(183,630)	27.58
Forfeited	**(4,000)**	**43.23**	(51,333)	33.75	(61,000)	34.48
Outstanding-end of year	**809,583**	**$ 35.39**	1,011,166	$ 34.39	849,870	$ 29.68
Exercisable at end of year	**533,420**	**$ 31.35**	514,169	$ 26.89	497,040	$ 25.29
Weighted average fair value of options granted		**$ -**		$ 6.05		$ 6.19

The following table summarizes information about stock options outstanding at December 31, 2003:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at 12/31/03	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at 12/31/03	Weighted Average Exercise Price
$20.00-$32.06	290,550	3.84	$24.07	290,550	$24.07
$32.94-$43.00	281,033	7.47	$38.70	175,536	$37.93
$43.24-$47.69	238,000	8.35	$45.31	67,334	$45.60

NOTE 12: QUARTERLY FINANCIAL DATA (UNAUDITED)

Following is a summary of consolidated financial information on a quarterly basis for 2003 and 2002:

	Quarter			
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)	First	Second	Third	Fourth
2003				
Revenues	**$ 40,039**	**$ 39,455**	**$ 40,085**	**$ 40,979**
Net income available to common stockholders	**$ 9,925**	**$ 10,324**	**$ 19,369**	**$ 11,127**
Basic income per share:				
Income from continuing operations	**$ 0.62**	**$ 0.61**	**$ 0.63**	**$ 0.69**
Income from discontinued operations, net	**$ 0.03**	**$ 0.05**	**$ 0.50**	**$ 0.01**
Net income	**$ 0.64**	**$ 0.66**	**$ 1.14**	**$ 0.70**
Net income available to common stockholders	**$ 0.53**	**$ 0.54**	**$ 1.02**	**$ 0.58**
Diluted income per share:				
Income from continuing operations	**$ 0.61**	**$ 0.60**	**$ 0.63**	**$ 0.68**
Income from discontinued operations, net	**$ 0.03**	**$ 0.05**	**$ 0.49**	**$ 0.01**
Net income	**$ 0.63**	**$ 0.65**	**$ 1.12**	**$ 0.69**
Net income available to common stockholders	**$ 0.52**	**$ 0.54**	**$ 1.00**	**$ 0.57**
2002				
Revenues	$ 33,098	$ 34,253	$ 36,236	$ 38,684
Net income available to common stockholders	$ 7,698	$ 7,996	$ 8,530	$ 7,229
Basic income per share:				
Income from continuing operations	$ 0.54	$ 0.57	$ 0.55	$ 0.52
Income (loss) from discontinued operations, net	$ 0.04	$ 0.04	$ 0.04	$ (0.02)
Net income	$ 0.59	$ 0.61	$ 0.59	$ 0.50
Net income available to common stockholders	$ 0.47	$ 0.48	$ 0.47	$ 0.38
Diluted income per share:				
Income from continuing operations	$ 0.53	$ 0.56	$ 0.54	$ 0.51
Income (loss) from discontinued operations, net	$ 0.04	$ 0.04	$ 0.04	$ (0.02)
Net income	$ 0.57	$ 0.60	$ 0.58	$ 0.50
Net income available to common stockholders	$ 0.46	$ 0.47	$ 0.46	$ 0.38

NOTE 13: DISCONTINUED OPERATIONS

On January 1, 2002, Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144") became effective. SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. Under SFAS 144, a property is classified as "held for sale" when all of the following criteria for a plan of sale have been met: 1) management, having the authority to approve the action, commits to a plan to sell the property, 2) the property is available for immediate sale in its present condition, subject only to the terms that are usual and customary, 3) an active program to locate a buyer, and other actions required to complete the plan to sell, have been initiated, 4) the sale of the property is probable and is expected to be completed within one year, 5) the property is being actively marketed for sale at a price that is reasonable in relation to its current fair value, and 6) actions necessary to complete the plan of sale indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. When all of these criteria have been met, the property is classified as "held for sale" and its operations are classified as discontinued operations in our consolidated statements of income. When a property is designated as "held for sale", amounts for all prior periods presented are reclassified from continuing operations to discontinued operations. A loss is recognized for any initial adjustment of the asset's carrying amount to fair value less costs to sell in the period the asset qualifies as "held for sale". Depreciation of assets is discontinued commencing on the date they are designated as "held for sale". The accompanying statements have been presented in compliance with SFAS 144.

Income from discontinued operations, net includes the results of three properties we sold during 2003, and one property that had been designated as "held for sale" as of December 31, 2003 under the provisions of SFAS 144. We sold one property located in the Suburban Washington D.C. market that had been designated as "held for sale" during the fourth quarter of 2003. The total sale price for the property was approximately $9.0 million. In connection with the sale, we recorded a loss on sale of property of approximately $36,000. During the third quarter of 2003, we sold one property located in the Eastern Massachusetts market that had been previously designated as "held for sale" as of December 31, 2002. The total sale price for the property was approximately $46.5 million. In connection with this sale, we recorded a gain on sale of property of approximately $8.8 million. Interest expense included in discontinued operations represents interest related to a secured note payable which was assumed by the buyer in connection with the sale of this property. During the first quarter of 2003, we sold one property located in the San Francisco Bay market which could not be redeveloped pursuant to our original strategic objectives and that had been designated as "held for sale" as of December 31, 2002. The total sale price for the property was approximately $6.8 million. In connection with this sale, we recorded a loss on sale of property of approximately $455,000 in 2003. Gains and losses on sales of these properties are included on the income statement in income from discontinued operations in 2003.

The following is a summary of operations and net assets of the properties included in discontinued operations (in thousands):

Year Ended December 31,	**2003**	2002	2001
Total revenue	**$ 5,449**	$ 7,207	$ 6,929
Operating expenses	**1,404**	1,692	1,460
Revenue less operating expenses	**4,045**	5,515	5,469
Interest	**924**	1,431	1,460
Depreciation	**268**	1,173	1,314
Income before net gain on sales of property and non-cash impairment charge	**2,853**	2,911	2,695
Net gain on sales of property	**8,286**	-	-
Non-cash impairment charge	**-**	(1,150)	-
Income from discontinued operations, net	**$ 11,139**	$ 1,761	$ 2,695

December 31,	**2003**	2002
Properties held for sale, net	**$ 3,518**	$ 55,539
Cash and cash equivalents	**-**	3
Tenant security deposits and other restricted cash	**6**	121
Tenant receivables	**82**	94
Deferred rent	**8**	1,348
Other assets	**66**	308
Total assets	**$ 3,680**	$ 57,413
Secured note payable	**$ -**	$ 18,777
Accounts payable, accrued expenses and tenant security deposits	**79**	1,266
Total liabilities	**79**	20,043
Net assets of discontinued operations	**$ 3,601**	$ 37,370

NOTE 14: SUBSEQUENT EVENTS

In February 2004, we sold an office property in the Suburban Washington D.C. market that had been designated as "held for sale" during the fourth quarter of 2003. The total sale price for the property was approximately $5.7 million.

Our common stock is traded on the New York Stock Exchange ("NYSE") under the symbol "ARE." As of December 31, 2003, there were approximately 231 holders of record of our common stock (excluding beneficial owners whose shares are held in the name of CEDE & Co.). The following table sets forth the quarterly high and low sales prices per share of our common stock as reported on the NYSE and the distributions paid by us with respect to each such period.

Period	High	Low	Per Share Disribution
October 1, 2003 to December 31, 2003	**$ 58.99**	**$ 48.03**	**$ 0.58**
July 1, 2003 to September 30, 2003	**$ 48.55**	**$ 44.34**	**$ 0.56**
April 1, 2003 to June 30, 2003	**$ 45.63**	**$ 41.61**	**$ 0.53**
January 1, 2003 to March 31, 2003	**$ 42.80**	**$ 39.81**	**$ 0.53**

Certain statements made in this Annual Report constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Given these uncertainties, prospective and current investors are cautioned not to place undue reliance on such forward-looking statements. We disclaim any obligation to update such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained in this or any other document. Readers of this Annual Report should also read our other publicly filed documents for further discussion.

CERTIFICATIONS REGARDING PUBLIC DISCLOSURES

Our Chief Executive Officer and Chief Financial Officer file certifications regarding the quality of our public disclosure with the Securities and Exchange Commission pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. These certifications are included as an exhibit to our 2003 annual report on Form 10-K that we have filed with the Securities and Exchange Commission.

BOARD OF DIRECTORS

Jerry M. Sudarsky
Chairman of the Board of Directors
Alexandria Real Estate Equities, Inc.

Joel S. Marcus
Chief Executive Officer
Alexandria Real Estate Equities, Inc.

James H. Richardson
President
Alexandria Real Estate Equities, Inc.

Richard B. Jennings
President
Realty Capital International Inc.

Richard H. Klein, CPA
Entrepreneur

Anthony M. Solomon
Chairman, The Blackstone Alternate Asset Management Advisory Board

Alan G. Walton,
Ph.D., D.Sc.
General Partner
Oxford BioScience Partners

Richmond A. Wolf
Director - Office of Technology Transfer
California Institute of Technology

SENIOR OFFICERS

Joel S. Marcus
Chief Executive Officer

James H. Richardson
President

Peter J. Nelson
Chief Financial Officer, Senior Vice President, Operations, Treasurer and Secretary

Vincent R. Ciruzzi
Senior Vice President,
Construction and Development

COMMON STOCK
Listed on the New York Stock Exchange
Symbol ARE

CORPORATE OFFICES
135 North Los Robles Avenue
Suite 250
Pasadena, CA 91101
(626) 578-0777

TRANSFER AGENT
American Stock Transfer and Trust Company
59 Maiden Lane
New York, NY 10038
(212) 936-5100

LEGAL COUNSEL
Mayer, Brown, Rowe & Maw
Los Angeles, California

AUDITORS
Ernst & Young LLP
Los Angeles, California

ANNUAL MEETING
The Annual Meeting of Shareholders will be held at 10:30 a.m., May 12, 2004, The Library at the Athenaeum at California Institute of Technology, Pasadena, California.

SEC FORM 10-K
A copy of the Company's Annual Report to the Securities and Exchange Commission on Form 10-K is available without charge, upon written request to:

Corporate Information
Alexandria Real Estate Equities, Inc.
135 North Los Robles Avenue
Suite 250
Pasadena, CA 91101
(626) 396-4828